

MERCK

Annual Report 2001



Poised for a New Generation of Breakthroughs

Merck Product Pipeline: We thrive on the challenge of inventing breakthrough medicines.

Major filings made in 2001 or expected in 2002

Arcoxia™ (etoricoxib)[1]
- osteoarthritis, rheumatoid arthritis, acute pain, chronic pain and dysmenorrhea (menstrual pain)

Substance P antagonist[2]
- prevention of chemotherapy-induced nausea and vomiting

Zetia™ (ezetimibe)[3] monotherapy and co-administration with statins
- elevated cholesterol levels

Cozaar (supplemental indication)
- reduction in progression of renal disease in Type 2 diabetes

Cancidas (supplemental indications)
- esophageal Candida infection
- invasive Candida infection

Singulair (supplemental indication)
- allergic rhinitis

Zocor (supplemental indication)
- reduce the risk of heart attack and stroke in a broad range of high-risk patients, including diabetics (Oxford Heart Protection Study)

Upcoming new chemical entity filings expected in 2003 through 2006

GABA-A $\alpha2/\alpha3$ agonist
- anxiety

Zetia/Zocor fixed combination
- elevated cholesterol levels

Substance P antagonist
- depression

Phosphodiesterase-4 inhibitor
- asthma and pulmonary disease

KRP-297
- diabetes and diabetic dyslipidemia

Rotavirus vaccine
- prevention of infant diarrhea and dehydration caused by rotavirus

HPV vaccine
- human papillomavirus (HPV infection can lead to the development of cervical cancer)

HIV integrase inhibitor
- HIV/AIDS

Selected compounds in the pipeline

Herpes zoster vaccine
- herpes zoster (shingles) in adults

HIV vaccine
- HIV/AIDS

Key Merck Licensing Arrangements – 1999-20[illegible]: We aggressively pursue external relationships to complement our internal research.

Arrangements complementing current therapeutic areas

Cholesterol (Schering-Plough)

Respiratory (Schering-Plough)

HIV (Cambridge Antibody Technology, Crucell, CytRx)

Antibacterials (Elitra)

Osteoporosis (Celera)

Ophthalmics (Cole Eye Institute)

Arrangements expanding into new, large therapeutic areas

Diabetes (Kyorin)

Neuroscience (NeuroTargets)

Influenza (Biodiem)

Hepatitis C (ISIS)

Arrangements for cutting-edge research technologies

Pharmacogenomics (Rosetta Inpharmatics[4])

Genomics/Proteomics (DoubleTwist, LifeSpan, Amersham Pharmacia, Proteome)

Gene Tools/Targeting (Lexicon, Sangamo, Affymetrix)

Lead Identification (NeoGenesis)

Assay Development (Chromagen)

Chemical Libraries (Array Biopharma, Chembridge, Discovery Partners)

Knock Out Mice (Deltagen, Lexicon)

Arrangements for cutting-edge biologics and drug delivery technologies

Drug Delivery (Elan/Nanosystems, Flamel, Symyx)

Biologics (ProBioGen)

[1] Merck plans to submit an expanded New Drug Application (NDA) for *Arcoxia* to the U.S. Food and Drug Administration in order to include new efficacy data that will better position the product to compete successfully in the coxib class, where there already are three entrants. Accordingly, on March 13, 2002, Merck withdrew the original U.S. NDA for the investigational medicine. Merck is submitting the additional efficacy data to support a new indication for ankylosing spondylitis, which is a chronic, inflammatory disorder primarily involving the spine. In addition to the indications listed above, Merck is seeking an indication for acute gouty arthritis. Timing of the expanded submission has not been determined. The regulatory process for *Arcoxia* outside the United States continues uninterrupted.

[2] Scheduled for filing in 2002

[3] Ezetimibe is under development around the globe (except in Japan) through a joint venture between Merck and Schering-Plough Corporation

[4] Purchased by Merck on July 19, 2001

Merck Products* at a Glance:

Our key drivers of growth have significant potential to help more patients.

Vioxx® rofecoxib
- osteoarthritis
- acute pain

Cozaar® losartan potassium
- high blood pressure

Hyzaar® losartan potassium and hydrochlorothiazide
- high blood pressure

Fosamax® alendronate sodium
- *treatment and prevention of post-menopausal osteoporosis*
- *reduce osteoporotic fracture risk in postmenopausal women*
- treatment of male osteoporosis to increase bone mass
- treatment of glucocorticoid-induced osteoporosis
- Paget's disease of the bone

Zocor® simvastatin
- elevated cholesterol
- associated total/coronary mortality[1]
- raise HDL cholesterol
- reduce triglycerides
- reduce stroke risk[1]

Singulair® montelukast sodium
- chronic asthma–adults and in children as young as age 2

Our broad product line helps reduce suffering across a wide spectrum of diseases.

Aggrastat® tirofiban hydrochloride
- unstable angina
- non-Q-wave myocardial infarction

Cancidas® caspofungin acetate
- treatment of invasive aspergillosis in patients who did not respond to or were intolerant of other antifungal therapies

Comvax® *Haemophilus* b conjugate and hepatitis B (recombinant) vaccine
- *Haemophilus influenzae* type b disease and hepatitis B disease

Cosopt® dorzolamide hydrochloride and timolol maleate
- lower intraocular pressure

Crixivan® indinavir sulfate
- HIV infection

Invanz® ertapenem sodium
- treatment of many aerobic and anaerobic bacteria, particularly community acquired, such as complicated intra-abdominal and complicated skin and skin structure infections

Maxalt® rizatriptan benzoate
- acute migraine

Pepcid AC®[2] famotidine
- heartburn

Propecia® finasteride
- treatment of male pattern hair loss

Proscar® finasteride
- treatment of symptomatic benign prostate enlargement

Stocrin®[3] efavirenz
- HIV infection

Trusopt® dorzolamide hydrochloride
- lower intraocular pressure

Timoptic-XE® timolol maleate ophthalmic gel forming solution
- lower intraocular pressure

Vaqta® inactivated hepatitis A vaccine
- hepatitis A

Varivax® varicella virus vaccine live [Oka/Merck strain]
- chickenpox



Merck's efforts in HIV research reflect our long-standing commitment to the development of life-saving medicines and vaccines: We are in early clinical trials for a gene-based HIV vaccine. Daniel Freed, research immunologist, removes an HIV vaccine clinical sample from liquid nitrogen freezer storage at our West Point, Pa., laboratories.

*This list excludes a number of older Company products introduced before 1990

[1] In patients with coronary heart disease and elevated cholesterol

[2] Marketed by the Johnson & Johnson • Merck Consumer Pharmaceuticals Co.

[3] Efavirenz is marketed by Bristol-Myers Squibb as *Sustiva* in the U.S., Canada and certain European countries and by Merck in the rest of the world as *Stocrin*

"We try never to forget that medicine is for the people. It is not for the profits. The profits follow, and if we have remembered that, they have never failed to appear. The better we have remembered that, the larger they have been."
—George W. Merck, 1950

Merck & Co., Inc. is a leading research-driven pharmaceutical products and services company. Merck discovers, develops, manufactures and markets a broad range of innovative products to improve human and animal health, directly and through its joint ventures. Merck-Medco manages pharmacy benefits for employers, insurers and other plan sponsors, encouraging the appropriate use of medicines and providing disease management programs.

Contents

On the cover – Acquisition of Rosetta Inpharmatics will help Merck accelerate the pace of innovation: Stella Clarke, research associate, is one of 200 highly skilled scientists at Rosetta Inpharmatics who, using advanced Rosetta-developed technology, are helping Merck scientists more efficiently analyze gene data to predict how medical compounds will interact with different kinds of cells in the body. These data should enable Merck scientists to select drug targets more accurately and speed the development process. Merck acquired Rosetta, a leading informational genomics company, in July 2001.



Merck Annual Report 2001


Dear Shareholder: All the vital information about how your Company fared in 2001 is in this report. However, when you see this [More] icon that's an indication there's additional information you may find of interest on the Web. You can access that information by typing in the accompanying URL or by turning to www.anrpt2001.com. If you would like a printout of the Web pages, call (908)423-6040. *—The Editors*

Financial Highlights

Merck & Co., Inc. and Subsidiaries

Years Ended December 31 ($ in millions except per share amounts)	2001	2000	1999	*Percentage Change from Preceding Year* 2001	2000
Sales	**$47,715.7**	$40,363.2	$32,714.0	**+18%**	+23%
Research and development expenses	**2,456.4**	2,343.8	2,068.3		
Net income	**7,281.8**	6,821.7	5,890.5	**+ 7%**	+16%
Earnings per common share assuming dilution	**$3.14**	$2.90	$2.45	**+ 8%**	+18%
Dividends paid per common share	**$1.37**	$1.21	$1.10	**+13%**	+10%
Average common shares outstanding assuming dilution (millions)	**2,322.3**	2,353.2	2,404.6		
Total assets	**44,006.7**	40,154.9	35,933.7		
Capital expenditures	**2,724.7**	2,727.8	2,560.5		
Net income as a % of average total assets	**17.3%**	17.9%	17.4%		
Number of stockholders of record	**256,200**	265,700	280,500		
Number of employees	**78,100**	69,300	62,300		

Consolidated Sales
$ in millions



$52,000
39,000
26,000
13,000
0
92 93(2) 94(1) 95 96 97 98 99 00 2001

Earnings per Common Share Assuming Dilution



$3.20
2.40
1.60
.80
0
92 93(2) 94(1) 95 96 97 98 99 00 2001

Dividends Paid per Common Share



$1.40
1.05
.70
.35
0
92 93 94 95 96 97 98 99 00 2001

[1] *Amounts for 1994 include a full year's impact on results of operations of the Medco acquisition and the impact of the formation of a joint venture with Astra in November 1994.*

[2] *Amounts for 1993 include the impact of the Medco acquisition and a restructuring charge.*

Breakthrough Medicines and Vaccines Will Drive Merck's Long-Term Growth

Dear Shareholders:

In last year's annual report, I expressed confidence in Merck's ability to offset our patent expirations while delivering competitive growth. The year began strongly: our five key growth drivers – *Zocor, Vioxx, Cozaar/Hyzaar, Fosamax* and *Singulair* – were performing well and represented nearly 60 percent of our worldwide human health sales. Just two years after its successful launch, *Vioxx*, Merck's once-a-day medicine for osteoarthritis and acute pain, had become the world's fastest-growing branded prescription arthritis medicine. Two new products, *Cancidas* (the first in a new class of drugs to treat deadly fungal infections) and *Invanz* (a once-daily injectable antibiotic), were about to be introduced. In addition, the productivity and potential of our early- and late-stage research had never been greater. As a result, we were well positioned to show growth rates that were competitive with other leading pharmaceutical companies.

However, as the events of 2001 unfolded, Merck encountered unexpected challenges. While our five key growth drivers continued to perform well in the market, the COX-2 class (including *Vioxx*) experienced lower than expected penetration into the arthritis and analgesics market. This resulted in lower than expected growth for *Vioxx*, even while it claimed half of new prescriptions in its class. While we remain confident in the continuing worldwide growth potential of *Vioxx* (prescription trends for the COX-2 class have been recovering over the past several months), the product's 2001 sales did not meet our expectations. This, in turn, led us to revise Merck's earnings forecast for the year. An 8 percent increase in earnings per share over 2000, while perhaps respectable in the face of key patent expirations, was not at the level we would have liked to deliver and certainly was not what we had expected to deliver when the year began.

Lower than expected sales of *Vioxx*, the decline in sales of the patent expiration products, and our firm commitment to continue making substantial investments – about $2.9 billion – in research and development will impact the Company's performance in 2002. Consequently, this will be a transition year for Merck, in which we anticipate that earnings per share, as reported, will be at the same level as they were in 2001.

We remain convinced that we have the right strategy in place to become a top-tier growth company. We will do this by focusing on our priorities of turning cutting-edge science into breakthrough medicines, supporting them through targeted and well-executed marketing, and improving our operational efficiency. In addition to investing to support our internal pipeline, our efforts also will include a continuing, intense focus on product licensing – from early- to late-stage opportunities – as well as targeted acquisitions.

Cutting-edge science is our foundation

Looking ahead, Merck anticipates filing or launching 11 new medicines and vaccines by 2006. These investigational medicines offer novel treatment approaches that address significant unmet needs, and thus have the potential to become important medical advances. These compounds include treatments for arthritis, cholesterol control, allergic rhinitis, chemotherapy-induced nausea, diabetes, respiratory disease, depression, anxiety, HIV/AIDS and a vaccine to combat an infection that can lead to the development of cervical cancer, as well as a vaccine against rotavirus, which causes severe diarrhea in infants. Two of these investigational medicines, *Zetia*, for cholesterol control (from our partnership with Schering-Plough), and *Singulair* for allergic rhinitis, are under consideration for approval by the U.S. Food and Drug Administration.

We are also positioning the Company for long-term leadership in cutting-edge science. In 2001, we acquired Rosetta Inpharmatics, a leading informational genomics company based in Kirkland, Wash. Rosetta's state-of-the-art tools and software will help Merck accelerate drug discovery by improving biological data analysis. We broke ground for a new basic research facility in the heart of Boston's medical and scientific community. We enhanced our focus on the full spectrum of product licensing opportunities. And we continued to supplement our research team with outstanding new talent to build our expertise in neuroscience and other key areas of research.

We will continue making the priority investments in research to deliver on the promise of cutting-edge science and our pipeline. Our 2002 research and development budget of about $2.9 billion represents a double-digit percentage increase over 2001 spending.

Our focus is on breakthrough medicines and vaccines

Merck excels at its core mission of discovering, developing and successfully bringing to market breakthrough drugs. Breakthrough for us is not a slogan. It's a standard that defines what we work on in our research laboratories.

Since 1995, we have introduced 17 new medicines and vaccines – more in that time frame than at any other period in our Company's history. Successfully developing, producing and marketing these medicines is great testimony to our research and clinical development capability, our marketing skills and the effectiveness of our manufacturing organization.

Our five key drivers of growth include several medicines launched during this period – *Vioxx, Cozaar/Hyzaar, Fosamax,* plus *Singulair* – along with our largest product, *Zocor*, whose growth was spurred by a landmark study completed in 1994. These five medicines now represent more than two-thirds of our worldwide pharmaceutical sales. In addition, they have significant remaining growth potential based on key studies, and they compete in therapeutic areas where there are still large numbers of untreated patients.

Establishing Merck-Medco as a separate, publicly traded company

To allow Merck to focus more fully on its priorities of turning cutting-edge science into breakthrough medicines, and supporting those medicines through targeted, well-executed marketing strategies, the Company in late January announced plans to establish Merck-Medco as a separate, publicly traded company. This is an exciting development for both Merck and Merck-Medco.

The results of the 1993 acquisition of Merck-Medco have been highly successful. In less than 10 years, Merck-Medco's revenues have grown from $2.2 billion to $26 billion, and the number of covered lives has nearly doubled to 65 million.

Today it is clear that Merck-Medco is a much different company than it was nine years ago. Given the evolution of the distinct and highly competitive environments in which Merck and Merck-Medco compete, we believe the best way to enhance the success of both businesses is to enable each one to pursue its unique strategy. As a separate company, Merck-Medco will continue to provide high-quality service, as well as advanced technologies and clinical programs, to its customers.

Expanding access to our medicines and vaccines

We are confident that innovative medicines and vaccines will drive a new period of growth for our Company. At the same time, we recognize that access to these innovations is of mounting concern to patients, policy-makers and health care providers around the world. Our efforts to secure greater access to medicines continue across a number of fronts: from advocacy for comprehensive Medicare reform in the United States to the establishment of innovative public-private partnerships, such as the African Comprehensive HIV/AIDS Initiative now underway in Botswana.

In March 2001, Merck announced that it would make its HIV/AIDS medicines available in the world's poorest countries at prices from which we will not profit. We took this step to accelerate our response to the urgent humanitarian need in Africa and other regions of the developing world. At the same time, we continue to pursue our ultimate goal in fighting HIV/AIDS – the discovery of a safe and effective vaccine.

Our model for shareholder value

Merck's growth goal remains unchanged – our long-term objective is to achieve earnings-per-share growth in the top quartile of leading health care companies. Despite the current challenges we face, I believe that there are many good reasons today to be optimistic about the Company's future. This outlook is founded on the underlying strengths of Merck's business: the continued growth of our five key franchises; the next wave of new products; the promise of Merck science, bolstered by our continued strong investment in research and development; and the ongoing implementation of initiatives to improve our operational efficiency. This strong foundation, coupled with the focus and commitment of the people of Merck, will allow Merck to capitalize on a new and greater set of opportunities and will drive shareholder value over the long term.

Raymond V. Gilmartin
Chairman, President and Chief Executive Officer
March 15, 2002

OUR STRATEGY FOR GROWTH

- Discover important new medicines through breakthrough research
- Demonstrate the value of our medicines to patients, payers and providers

Our overriding financial goal

- To be a top-tier growth company by performing over the long term in the top quartile of leading health care companies

Five key products driving growth

Our five key drivers of growth – *Zocor, Vioxx, Cozaar/Hyzaar, Fosamax* and *Singulair* – now represent more than two-thirds of our worldwide pharmaceutical sales. In addition, they have significant remaining growth potential based on key studies, and they compete in therapeutic areas where there are still large numbers of untreated patients.


Raymond V. Gilmartin

Unlocking the secrets of the brain

Sara Rao, research associate, and her colleagues in our San Diego research laboratories (formerly SIBIA Neurosciences) are part of our six-site network focusing on the human brain and nervous system. Our hope is that this critical mass of scientific expertise will allow us to make great strides in discovering novel medicines for diseases where little or no treatment exists, such as Alzheimer's disease, schizophrenia, bipolar disorders, stroke and obesity.



Merck excels at developing medicines to help the broadest patient populations

Shahnaz Shahinfar, M.D., senior director, clinical research, led a study that demonstrated reduced progression of renal disease in patients with Type 2 diabetes and kidney disease who used our antihypertensive *Cozaar*. Merck continues to support the research into and growth of *Cozaar* with ongoing investments in two additional outcomes studies: a hypertension survival study and a post-heart attack survival study. The excellent tolerability and effectiveness of *Cozaar* and *Hyzaar* have helped propel the two to the No. 2 sales rank for global branded antihypertensive medicines. Those characteristics will help *Cozaar* and *Hyzaar* maintain growth in their class of medicines. Sales for the two were $1.9 billion in 2001, an increase of 11 percent over 2000. www.anrpt2001.com/1.htm#1 More

Poised for a New Generation of Breakthroughs

In the next few years, we expect to introduce new medicines that will advance the treatments of diabetes, arthritis, anxiety, HIV/AIDS, heart and lung diseases, cancer and depression.

By 2006, we plan to have introduced or filed for 11 new medicines – each of which employs a unique mechanism of action. Each may have the potential to become an important medical advance because it will offer a novel approach to disease treatment and address significant unmet medical needs.

These new medicines will build on the strong record of productivity our research laboratories have shown since 1995. Between that year and 2001, we introduced 17 new medicines and vaccines. Also in 2001, *Invanz*, an injectable once-daily antibiotic for hospital use, was approved by the U.S. Food and Drug Administration (FDA). In 2002, we expect that the FDA will complete its reviews of two more: *Zetia** (for cholesterol) and *Singulair* (for allergic rhinitis).

Leading the way in genomics

Looking beyond our near-term and intermediate pipeline of potential medicines and vaccines, we are making important advances in basic research, notably in the burgeoning field of genomics and its natural extension, proteomics. To speed those developments, Peter S. Kim, Ph.D., a renowned molecular biologist, joined Merck in 2001 as executive vice president of research and development. Also in 2001, we acquired Rosetta Inpharmatics, a Washington-based company that brings us cutting-edge genomic technology and research capabilities.

Genomics permits Merck to select drug targets more accurately, to better understand how medicines act and then work in treating diseases, and to identify more readily and quickly the safety issues involved in potential drug candidates. These developments should help make the drug development process more efficient. They should also lead to more precise "tailoring" of medicines to patients and potentially higher patient compliance. "Genomics will have a major impact in the clinic and in the way medicine is practiced in the future," says Dr. Kim.

Supporting our products with additional trials

Building for tomorrow does not mean short-changing today. Merck Research Laboratories (MRL) designs and conducts myriad ongoing trials that help expand the reach of our products already on the market. *Cozaar*, our leader in the class of AIIA drugs for hypertension and the No. 2 branded antihypertensive agent worldwide, provides just one example. This year, we completed a study that demonstrated that *Cozaar* significantly delayed the progression to end-stage renal disease in patients with kidney disease and Type 2 diabetes. About 146 million people worldwide have Type 2 diabetes and, of these, about 20 to 30 percent develop kidney disease. We have asked regulatory authorities worldwide to add an indication for this use in the label for *Cozaar*.



Building on the promise of genomics

"A major initial goal of mine at Merck," says Peter S. Kim, Ph.D., Merck Research Laboratories executive vice president, research and development, "is to rapidly position the Company to capitalize on the genomics revolution. We are investing heavily now because we are convinced that it will revolutionize health care.

"While genomics will help Merck make great strides in basic discovery, another application that I'm excited about is the development of genomic analyses in preclinical studies (drug testing before human trials) to evaluate the safety and effectiveness of compounds. Right now, that takes a long time and a lot of different studies. We're aiming to develop genomics methods to predict which molecules will have bad characteristics (such as undesirable side effects) so that we can remove them early in the process and focus on improving success for the ones that are taken forward. The use of genetic differences among individual patients may improve the accuracy of diagnoses, improve the likelihood of response to a drug and decrease the likelihood of adverse reactions. In the future, new technologies may allow us to do better and faster clinical trials because we can identify genetic markers that are predictive of an outcome in the clinic." (Dr. Kim continues his discussion on genomics at www.anrpt2001.com.)

More www.anrpt2001.com/2.htm#1

*Ezetimibe is under development around the globe (except in Japan) through a joint venture between Merck and Schering-Plough Corporation

Increasing our investments in R&D

Our increasing investments in R&D – about $2.9 billion in 2002 – will produce our next generation of potential breakthroughs: Jon Marlowe, automation engineer, checks the progress of DNA samples being tested in a high throughput screening machine at Rosetta Inpharmatics' Kirkland, Wash., laboratories. This technology, custom-designed for Rosetta, can test thousands of samples a day for biological activity, helping to pinpoint new drug targets.



To help accelerate our research efforts, we are locating new facilities in major centers of scientific innovation

In October, we broke ground for our 11th major research site, a new drug discovery facility, shown at right, in Boston, Mass. Scheduled to open in 2004, the facility will house some 300 scientists and exemplify the best of cutting-edge science in collaboration with some of the leading worldwide research institutions. Our acquisition of SIBIA Neurosciences in San Diego, Calif., puts Merck near the Salk Institute, the Scripps Research Institute and U.C. San Diego, which has a top neuroscience program. The 2001 purchase of Rosetta Inpharmatics gives Merck immediate access to cutting-edge genomics technology and new research talent as well as greater access to the University of Washington academic community.

In addition, we are well along with two large trials, each with thousands of hypertensive patients, to see if *Cozaar* can offer benefits to patients suffering from end organ damage associated with long-standing high blood pressure.

Similar studies are either completed or well advanced for several other major products, most notably *Zocor, Vioxx, Fosamax* and *Singulair*, which, along with *Cozaar/Hyzaar*, accounted for 68 percent of Merck's worldwide human health sales for 2001. We expect these studies to greatly expand the market potential for these five key drivers of our growth, especially in the areas of arthritis and pain (*Vioxx*), allergic rhinitis (*Singulair*) and heart disease (*Zocor*).

Additional studies with *Fosamax* showed that a once-weekly dose of 70 mg *Fosamax* (osteoporosis) was as well tolerated and effective as a 10 mg daily dose. Another study found that patients considered the once-weekly dose of *Fosamax* to be more convenient to take than the daily dose. The sales for the once-weekly formulation of *Fosamax* accelerated in 2001 in the United States.

Outcomes trials for our key products continue to provide our marketing and sales forces with the scientific data required to demonstrate the value of these medicines to our millions of customers – whether they be physicians, patients, or payers such as managed care and insurance companies. That value will ensure these five key medicines, supported by our portfolio of other products that meet important medical needs, will continue to fuel Merck's success for years to come.

Merck's research strategy

To achieve our long-term goal of top-tier growth, however, Merck must further strengthen its already pre-eminent scientific capabilities. This year, we broke ground on a major new laboratory in Boston – close to both Harvard and the Massachusetts Institute of Technology – which is expected to open in 2004. Where necessary, we are making discrete acquisitions to augment existing abilities or take us into new areas. The 1999 purchase of San Diego-based SIBIA locates us at the center of U.S. neuroscience research. The July acquisition of Rosetta Inpharmatics in Kirkland, Wash., gives us a foothold in the U.S. Northwest, where a great deal of advanced biotechnology research is conducted. Early in 2002, Dennis W. Choi, M.D., Ph.D., joined Merck from Washington University School of Medicine and assumed the newly-created title of executive vice president, neurosciences.

We intend to boost our annual R&D budget to about $2.9 billion for 2002. We will also continue to reach beyond our own corporate boundaries to obtain the knowledge and technology we need to stay on the cutting edge of scientific discovery – which we believe is the only sustainable advantage in the pharmaceutical industry.

Forging external alliances

This external reach is multi-pronged. At its core is the tighter linkage of our research operations around the world into a "virtual" global laboratory reinforced by a mandate given to our senior scientists to foster strong links within their specialties. This approach allows Merck scientists to keep abreast of the latest scientific developments and to suggest acquisitions, licensing arrangements, alliances with relevant universities, joint ventures and even potential candidates for hiring.

Complementing this effort is the steady expansion of our licensing and external partnering effort. We have entered into hundreds of licensing agreements that provide us with everything from access to new drug prospects and disease areas to new techniques for discovering and developing drugs. The majority of these links are forged with U.S. biotech companies and academic institutions, but our reach extends around the world, including agreements with Kyorin in Japan, Cambridge Antibody Technology in the United Kingdom, Crucell in the Netherlands and CSL in Australia.

We also develop agreements with other large pharmaceutical companies when strong business and scientific opportunities are available. One example is the collaboration with our New Jersey neighbor,



Our ability to collaborate with the best external scientific and business organizations will be a key to the Company's growth: Merck appointed Barbara Yanni as Chief Licensing Officer to further strengthen and accelerate our ability to identify, evaluate and negotiate agreements with external partners. Merck currently has hundreds of collaborative partnerships with academia, other companies and research institutions. In addition, about one-third of current human health sales are from external research efforts and two of our five key growth drivers – *Fosamax* and *Cozaar/Hyzaar* – are the result of successful external relationships.

www.anrpt2001.com/3.htm#1
More

"Everyday Victories" seen with *Vioxx*

Skating legend Dorothy Hamill helped Merck launch late in 2001 a new direct-to-consumer (DTC) advertising campaign for *Vioxx*, our COX-2 selective agent with U.S. approval for both osteoarthritis and acute pain. Merck believes DTC advertising is important because it encourages patients to talk to their physicians about their condition and possible treatment options. In 2001, *Vioxx* achieved $2.6 billion in sales, an increase of 18 percent over 2000. More www.anrpt2001.com/4.htm#1





Singulair – leading asthma controller in the U.S. market

Just as practicing the piano has become a daily part of 9-year-old Jordan Reaves' life, so has taking *Singulair*. His mother, Beth, of Yardley, Pa., says the family has noticed a real improvement in Jordan's symptoms. "Since he began taking the medicine for asthma we have not yet had to make an emergency-room trip," she says. *Singulair* is neither a steroid nor an inhaler, and is available in a chewable formulation that can be used in children as young as age 2. Early in 2002, Merck filed for marketing approval to use *Singulair* for allergic rhinitis, commonly known as hay fever. Global sales for *Singulair* in 2001 were $1.4 billion, an increase of 60 percent over 2000. www.anrpt2001.com/12.htm#1 More

Schering-Plough. In December we announced the expansion worldwide (excluding Japan) of our cholesterol-management partnership launched in 2000 in the United States. We have filed a request with the U.S. Food and Drug Administration to approve *Zetia*, a jointly developed anti-cholesterol drug that employs a different mechanism of action than the currently popular statins. (Non-U.S. regulatory approvals will be sought soon afterwards.) Initially, if approved, *Zetia* will be offered as a stand-alone product, but eventually we expect to market it as a fixed-dose combination with our anti-cholesterol medicine *Zocor*. The introduction of *Zetia* will bolster our strong position in the global anti-cholesterol market.

Breakthrough medicines provide Merck with a built-in edge. But even the most innovative medicines and vaccines must be effectively marketed. Our industry has grown evermore competitive thanks to scientific and technological advances. The wide availability of new medicines creates pressure to help provide greater access to medicines for all who need them. Merck must continually prove to physicians, payers and patients that its products provide superior value for the money. Our medicines must work well, they must be generally well tolerated, and they must be appropriately priced.

Marketing: Identifying our customers' needs

To that end, we employ a global marketing system that identifies the most pressing needs of our customers and ensures that our marketing and sales forces cooperate closely with their scientific counterparts in our research laboratories to meet those needs. We added 1,000 professionals to our U.S. sales force in 2001 to help prepare for the new markets opened by studies of our five key drugs, to get *Invanz* and *Cancidas* off to strong starts, and to prepare for the potential launch of *Zetia*. We will add a further 500 people in 2002. Backing up these efforts, we are developing creative direct-to-consumer advertising campaigns in the United States, such as those with figure skater and osteoarthritis patient Dorothy Hamill (*Vioxx*) and football coach Dan Reeves, a survivor of high cholesterol and heart disease (*Zocor*).

Merck also is devoting more resources to innovative communications for physicians via the Internet. We have offered branded (product specific) and unbranded (general disease information) Web sites for some time. We launched or strengthened several major Internet initiatives in 2001. One, called *Merck Medicus*, provides doctors with access to a virtual library of medical information on a 24/7 basis in an advertising-free environment. Another focuses on enhancing service and information for our vaccine customers. After a major make-over of *MerckVaccines.com* in June, key customer registrations tripled and about 20 percent of registered customers purchased vaccines via this Internet site. Some 15 percent of orders were placed outside of normal business hours, demonstrating the convenience that *MerckVaccines.com* gives our customers.



***Cancidas* – a testament to our breakthrough research strategy:** Nine-year-old Chad Wright of Louisville, Ky., says his mother Paula is alive today thanks to *Cancidas*, Merck's breakthrough in the treatment of fungal infection caused by Aspergillus. Ms. Wright survived breast cancer at age 29, heart failure at age 33 and underwent a heart transplant at age 39. When she contracted the life-threatening fungal infection last year and conventional therapies didn't work, her family thought she finally was up against a disease that she couldn't beat. Enter Merck's new medicine, *Cancidas*. Today, Ms. Wright is once again taking care of her mother and young son.

Getting medicines to the people

While Merck's mission focuses on the search for new therapies and demonstrating their value to our customers, we realize that if people do not have access to our medicines, then we have not fully succeeded. That is why we are making our voice heard around the globe to ensure that all people have access to the vital medicines and vaccines they need. In the United States we are actively working to encourage the government and legislators to add a prescription drug benefit to Medicare. We also support action through legislation that would give all elderly Americans access to affordable prescription drug coverage through the federal government's Medicare program in a way that preserves competition and promotes choice.

In Europe we are advocating market reforms that will foster innovation and competitiveness and will help to achieve the goal of completing a single market for pharmaceuticals in the 15 member states of the European Union. In the developing world, Merck took a step to spur access to

Zocor – helping to save lives by preventing another heart attack

José Regino Contreras of Santiago, Chile (shown with his wife Eugenia), doesn't know that his physician prescribed *Zocor* for him because of the medicine's demonstrated ability to act favorably on all three key lipid parameters: low-density lipoprotein (LDL), so-called "bad" cholesterol; high-density lipoprotein (HDL), so-called "good" cholesterol; and triglycerides. All he knows is that the medicine, along with a healthy diet, helped lower his LDL cholesterol from dangerously high levels to a normal range. *Zocor* 40 mg saved lives by significantly reducing the risk of heart attack and stroke in a broad range of high-risk patients in Oxford University's Heart Protection Study. *Zocor*, Merck's largest-selling medicine, had another strong year in 2001, with sales of $6.7 billion, a 26 percent increase over 2000. More www.anrpt2001.com/5.htm#1



Fosamax – proven ability to build bone strength

Holly White's friends in Phoenix, Ariz., refer to the 83-year-old's car as her "wings" because she's one of thousands of "snowbirds" who descend on this desert city to escape colder northern climates. Ms. White takes *Fosamax* Once Weekly to treat her osteoporosis. She is convinced that one reason she can still make the long trek from Iowa to Arizona each year is because the medicine reduces her chance of suffering osteoporotic hip or spine fractures that have afflicted so many of her friends. *Fosamax*, available in a convenient once-weekly dose, remains the world's leading nonhormonal medicine for the treatment of osteoporosis. Global sales in 2001 were $1.8 billion, up 38 percent over 2000. The Company expects sales to continue to grow in 2002 as more people are diagnosed.

www.anrpt2001.com/6.htm#1 More

HIV medicines by significantly lowering prices for *Crixivan* and *Stocrin* in countries where lowered prices could contribute to greater availability. At the new price levels, Merck will make no profit on these medicines in the poorest countries and the most hard hit by the HIV epidemic. In addition, we are building partnerships to try to stem the tide of the HIV/AIDS epidemic that affects about 28 million people in sub-Saharan Africa alone.

To those partnerships we bring some 15 years' experience fighting river blindness with our donation program for our medicine, *Mectizan*. We are particularly hopeful about one novel partnership with the Republic of Botswana and the Bill & Melinda Gates Foundation. Under the African Comprehensive HIV/AIDS Partnership, The Merck Company Foundation is contributing $50 million, which will be used to fund HIV/AIDS prevention, care and treatment programs and provide staff and support services to the government of Botswana for these efforts. In addition, Merck is donating its antiretroviral medicines for treatment programs that the government of Botswana decides to implement. The Bill & Melinda Gates Foundation is also committing $50 million over five years to help Botswana strengthen its primary health care system.

Strong today, stronger tomorrow

In all that we do, we try to do the right things to assure Merck's success over the long term. That straightforward approach helps us remain an industry leader. In 2001, Merck experienced a solid year. Revenues rose steadily, buoyed by powerful performances from our five key drug products, despite a challenging environment for *Vioxx* and our other products. In addition, Merck-Medco strengthened its position as the leading pharmacy benefits management company in the world. (See Merck-Medco story to the right.) Thanks to a global laboratory and the broad reach of MRL, we boast the strongest drug and vaccine pipeline in our history. And, we are hopeful that through our commitment to science and access, we can bring our finest achievements to everyone.

As we move toward our new generation of breakthroughs, we look forward to the future with confidence.

Merck-Medco to Become Separate, Publicly Traded Company

Merck-Medco ranks as one of the most successful providers of high quality, affordable pharmacy care in the United States. It serves 65 million Americans and, in 2001, managed more than 537 million prescriptions through its retail pharmacy network and 13 home delivery pharmacies, and managed nearly $30 billion in drug spending.

In 2001, Merck management and the Merck Board conducted a strategic review of Merck and Merck-Medco's businesses and decided to establish Merck-Medco as a separate, publicly traded company. The Company plans an initial public offering of a portion of the new company by mid-2002, subject to market conditions.



Merck-Medco sets the pace in pharmacy technology: Pharmacist William Scott *monitors an automated* filling line at Merck-Medco's newest facility – the Willingboro (N.J.) Dispensing Pharmacy. Just opened in 2001, this pharmacy – the world's largest – will dispense, when running at full capacity, more than 800,000 prescriptions per week.

"Merck's acquisition of Merck-Medco in 1993 has been highly successful," said Merck Chairman Raymond Gilmartin. "It is also clear that Merck-Medco is a much different company than it was nine years ago," he said. "Given the evolution of the distinct and highly competitive environments in which Merck and Merck-Medco operate, we believe the best way to enhance the success of both businesses going forward is to enable each one to pursue its unique and focused strategy."

Intense focus on customer satisfaction

Merck-Medco serves about 1,700 clients, including more than 150 of the Fortune 500 companies, and the largest federal employees program. Merck-Medco has long been dedicated to customer service. The company develops and delivers innovations such as *Generics First,* a unique program introduced in 2000 to promote the benefits of generic drugs to physicians. To date, more than 600,000 generic drug samples representing more than 4 million days of therapy have been dispensed through the *Generics First* program.

This year, the company unveiled the Merck-Medco Client Web site to provide greater control, flexibility and efficiency to clients. The Web site is another example of Merck-Medco innovation and commitment to customer satisfaction.

"As a separate company, Merck-Medco will continue to provide high-quality service to its customers and will be able to pursue new pharmacy benefits management (PBM) opportunities," said Richard Clark, Merck-Medco president. "We have experienced and talented management and employees, and, as a result, are well-positioned to continue our leadership in the PBM industry."

The Company encourages ongoing development of all employees and emphasizes employee-initiated learning. One growing resource for continuous learning is Merck's global Development Resource Center (DRC), supervised by Debra Weathers, training resource specialist. The DRC offers individualized, self-paced learning resources to complement Merck's formal training programs.

Emphasis on technology for continuous learning



The number of employees in research has grown 65 percent since 1995

Kathi Price, staff chemist, is one of the thousands of new and talented scientists we have recruited in the past few years. The rapid expansion of the pharmaceutical and biotechnology industries means that Merck faces serious competition for top-notch scientists. So, the Company has a number of recruiting initiatives under way, especially among women and people of color, populations that traditionally have not sought scientific or engineering careers in high numbers. For example, the Company has long contributed to the College Fund/UNCF to help develop America's pool of world-class biomedical scientists. For its efforts to improve science education from kindergarten through 8th grade in the New Jersey/Pennsylvania area, the U.S. Commerce Department in 2001 presented Merck with the prestigious Ron Brown Award. More www.anrpt2001.com/7.htm#1

Our workforce provides Merck with a powerful competitive advantage

Our ongoing mission to improve and extend human life requires the many talents and experiences of our multicultural global workforce. We value this diversity – and seek to foster it – because it sparks innovation when employees with different perspectives work together to offer solutions to the many challenges our business and times present.

At all levels, Merck employees are called upon to think creatively, effectively and confidently to meet the Company's objectives. As a result, our Human Resources staff play a key role in designing and implementing strategies to enhance the abilities of our managers and employees to respond successfully to the changing business environment and to enable Merck to become a top-tier growth company over the long term.

The Company continues its focus on enhancing its leadership capability. Some of our innovative programs are team-based, aimed at strengthening the ability of business teams to achieve successful outcomes. Others are individual-based. A core goal for each Merck leader is to understand the impact of his or her leadership behaviors in fostering a work environment that brings out the best in employees. For example, during one leadership program, Merck leaders create a personal development plan that they put into action. That plan is supported by resources and tools, such as Web-based Online Performance and Learning (OPAL), that helps managers and employees deal more effectively with everyday workplace situations.

We will continue in our efforts to hire the best people and foster a work environment that allows them to achieve their full potential. More www.anrpt2001.com/8.htm#1

Financial Section

Contents

Financial Review

Description of Merck's Business

Merck is a global research-driven pharmaceutical company that discovers, develops, manufactures and markets a broad range of human and animal health products, directly and through its joint ventures, and provides pharmaceutical benefit services through Merck-Medco Managed Care (Merck-Medco).

Sales

($ in millions)	**2001**	2000	1999
Atherosclerosis	**$ 7,179.6**	$ 5,805.2	$ 5,093.2
Hypertension/heart failure	**4,255.6**	4,629.1	4,563.8
Anti-inflammatory/analgesics	**2,630.5**	2,251.7	578.5
Osteoporosis	**1,759.2**	1,275.3	1,043.1
Respiratory	**1,375.7**	862.2	501.8
Vaccines/biologicals	**1,022.4**	952.0	860.0
Anti-bacterial/anti-fungal	**795.4**	783.3	772.3
Ophthalmologicals	**672.2**	656.2	670.0
Human immunodeficiency virus (HIV)	**411.0**	528.8	664.4
Anti-ulcerants	**354.2**	849.4	913.9
Other Merck products	**891.2**	1,629.7	1,820.6
Merck-Medco	**26,368.7**	20,140.3	15,232.4
	$47,715.7	$40,363.2	$32,714.0

Human health products include therapeutic and preventive agents, generally sold by prescription, for the treatment of human disorders. Among these are atherosclerosis products, which include *Zocor* and *Mevacor*; hypertension/heart failure products which include *Cozaar, Hyzaar, Prinivil, Vasotec* and *Vaseretic*; anti-inflammatory/analgesics, of which *Vioxx*, an agent that specifically inhibits COX-2, is the largest-selling; an osteoporosis product, *Fosamax*, for treatment and prevention of osteoporosis; a respiratory product, *Singulair*, a leukotriene receptor antagonist; vaccines/biologicals, of which *M-M-R* II, a pediatric vaccine for measles, mumps and rubella, *Varivax*, a live virus vaccine for the prevention of chickenpox, and *Recombivax HB* (hepatitis B vaccine recombinant) are the largest-selling; anti-bacterial/anti-fungal, of which *Primaxin, Noroxin* and *Cancidas* are the largest-selling; ophthalmologicals, of which *Timoptic, Timoptic-XE, Trusopt* and *Cosopt* are the largest-selling; HIV products, which include *Crixivan*, a protease inhibitor for the treatment of human immunodeficiency viral infection in adults; and anti-ulcerants, which includes *Pepcid*.

Other Merck products include sales of other human pharmaceuticals, continuing sales to divested businesses, pharmaceutical and animal health supply sales to the Company's joint ventures as well as supply sales to AstraZeneca LP (AZLP). Also included in this category are rebates and discounts on Merck pharmaceutical products.

Merck-Medco primarily includes Merck-Medco sales of non-Merck products and Merck-Medco pharmaceutical benefit services, principally sales of prescription drugs through managed prescription drug programs, as well as services provided through programs to manage patient health and drug utilization.

Merck sells its human health products primarily to drug wholesalers and retailers, hospitals, clinics, government agencies and managed health care providers such as health maintenance organizations and other institutions. The Company's professional representatives communicate the effectiveness, safety and value of our products to health care professionals in private practice, group practices and managed care organizations.

Competition and the Health Care Environment

The markets in which the Company conducts its business are highly competitive and often highly regulated. Global efforts toward health care cost containment continue to exert pressure on product pricing and access. In the United States, the Company has been working with private and government employers to slow the increase of health care costs. Demonstrating that the Company's medicines can help save costs in other areas and pricing flexibly across our product portfolio have encouraged growing use of our medicines and helped offset the effects of increasing cost pressures. Legislative bodies continue to work to expand health care access and reduce associated costs. Such initiatives include prescription drug benefit proposals for Medicare beneficiaries introduced in the U.S. Congress.

Outside the United States, in difficult environments encumbered by government cost containment actions, the Company has worked with payers to help them allocate scarce resources to optimize health care outcomes, limiting the potentially detrimental effects of government actions on sales growth. In addition, countries within the European Union (EU), recognizing the economic importance of the research-based pharmaceutical industry and the value of innovative medicines to society, are working with industry representatives and the European Commission on proposals for market deregulation.

There has been an increasing amount of focus on privacy issues in countries around the world, including the United States and the EU. In the United States, federal and state governments have pursued legislative and regulatory initiatives regarding patient privacy, including recently issued federal privacy regulations concerning health information, which could affect the Company's operations, particularly at Merck-Medco.

Although no one can predict the outcome of these and other legislative, regulatory and advocacy initiatives, we are well positioned to respond to the evolving health care environment and market forces.

Several products have recently faced expiration of product patents. U.S. product patents expired in 2001 for *Prilosec*, which is supplied exclusively to AZLP; *Prinivil*, for which co-marketing rights have been licensed to a third party; *Mevacor*; and *Vaseretic*. In the aggregate, domestic sales of these products, as well as *Pepcid*, for which market exclusivity expired in 2001, represented 10% of Merck human health sales for 2001. The Company expects a significant decline in the sales of these products in 2002 as a result of the loss of market exclusivity. With the exception of *Prilosec*, for which the Company has U.S. rights only, a decline is also expected in the Company's European sales for these products in the years 2002 through 2005 upon the loss of market exclusivity in European countries throughout this period. European sales of these products represented 1% of Merck human health sales for 2001. While the expiration of a product patent normally results in a loss of market exclusivity, commercial benefits may continue to be derived from other patents, for example, patents on processes, intermediates, compositions, uses and formulations related to the product, and, in the United States, additional market exclusivity that may be available under federal law. The additional six months of U.S. market exclusivity granted to *Pepcid, Prilosec* and *Mevacor* by the U.S. Food and Drug Administration (FDA) based upon pediatric use studies expired in April, October and December 2001, respectively. *Prinivil* was similarly granted U.S. market exclusivity based on pediatric use studies for six months, commencing December 2001. The Company and AstraZeneca have filed patent infringement suits in federal court against pharmaceutical manufacturers seeking to market a generic form of *Prilosec* (omeprazole) prior to the expiration of certain patents. A trial commenced in December 2001.

We anticipate that the worldwide trend toward cost-containment will continue, resulting in ongoing pressures on health care budgets. As we continue to successfully launch new products, contribute to health care debates and monitor reforms, our new products, policies and strategies will enable us to maintain our strong position in the changing economic environment.

Business Strategies

The Company is discovering new innovative products and developing new indications for existing products – the result of its continuing commitment to research. The Company is also developing innovative sales, marketing and education techniques; establishing joint ventures, licensing arrangements and health care partnerships with large managed care organizations and other payers; and demonstrating to payers and providers the cost-effectiveness of Merck products. Additionally, achievement of productivity gains has become a permanent strategy. Productivity initiatives include, at the manufacturing level, optimizing plant utilization, implementing lowest-cost processes and improving technology transfer between research and manufacturing, and throughout the Company, reducing the cost of purchased materials and services, re-engineering core and administrative processes and streamlining the organization. At the manufacturing level, the Company expects that productivity gains will continue to substantially offset inflation.

The Company is committed to improving access to medicines and enhancing the quality of life for people around the world. Merck's African Comprehensive HIV/AIDS Partnership in Botswana, in collaboration with the Government of Botswana and the Bill & Melinda Gates Foundation, is striving to develop a comprehensive and sustainable approach to HIV prevention, care and treatment. To help catalyze access to HIV medicines in developing world countries, in March 2001 the Company significantly lowered prices of its HIV antiretroviral drugs in countries in the low and medium categories of the United Nations Development Program's Human Development Index to help increase the accessibility of these products.

In 1993, Merck acquired Medco Containment Services, Inc. (renamed Merck-Medco). Merck-Medco provides pharmaceutical benefit services in the United States. Merck-Medco manages prescription drug programs through its mail service and retail pharmacy networks, and offers a series of health management programs to help payers, providers and patients manage high-risk, high-cost diseases. Merck-Medco sells its pharmaceutical benefit management services to corporations, labor unions, insurance companies, Blue Cross/Blue Shield organizations, government agencies, federal and state employee plans, health maintenance and other similar organizations.

In January 2002, the Company announced plans to establish Merck-Medco as a separate, publicly-traded company, with full separation completed within 12 months of an initial public offering, subject to market conditions and receipt of an Internal Revenue Service ruling that such an event would be tax-free to shareholders and to other customary conditions.

Joint Ventures

To expand its research base and realize synergies from combining capabilities, opportunities and assets, the Company has formed a number of joint ventures. In 1982, Merck entered into an agreement with Astra AB (Astra) to develop and market Astra's products under a royalty-bearing license. In 1993, the Company's total sales of Astra products reached a level that triggered the first step in the establishment of a joint venture business carried on by Astra Merck Inc. (AMI), in which Merck and Astra each owned a 50% share. This joint venture, formed in November 1994, developed and marketed most of Astra's new prescription medicines in the United States including *Prilosec*, the first of a class of medications known as proton pump inhibitors, which slows the production of acid from the cells of the stomach lining.

In 1998, Merck and Astra completed the restructuring of the ownership and operations of the joint venture whereby the Company acquired Astra's interest in AMI, renamed KBI Inc. (KBI), and contributed KBI's operating assets to a new U.S. limited partnership, Astra Pharmaceuticals L.P. (the Partnership), in exchange for a 1% limited partner interest. Astra contributed the net assets of its wholly owned subsidiary, Astra USA, Inc., to the Partnership in exchange for a 99% general partner interest. The Partnership, renamed AstraZeneca LP (AZLP) upon Astra's 1999 merger with Zeneca Group Plc (the AstraZeneca merger), became the exclusive distributor of the products for which KBI retained rights.

While maintaining a 1% limited partner interest in AZLP, Merck has consent and protective rights intended to preserve its business and economic interests, including restrictions on the power of the general partner to make certain distributions or dispositions. Furthermore, in limited events of default, additional rights will be granted to the Company, including powers to direct the actions of, or remove and replace, the Partnership's chief executive officer and chief financial officer. Merck earns certain Partnership returns as well as ongoing revenue based on sales of current and future KBI products. The Partnership returns include a priority return provided for in the Partnership Agreement, variable returns based, in part, upon sales of certain former Astra USA, Inc. products, and a preferential return representing Merck's share of undistributed AZLP GAAP earnings. These returns, which are recorded as Equity income from affiliates, aggregated $642.8 million, $637.5 million and $633.6 million in 2001, 2000 and 1999, respectively. The AstraZeneca merger triggers a partial redemption of Merck's limited partner interest in 2008. Upon this redemption, AZLP will distribute to KBI an amount based primarily on a multiple of Merck's annual revenue derived from sales of the former Astra USA, Inc. products for the three years prior to the redemption (the Limited Partner Share of Agreed Value).

In conjunction with the 1998 restructuring, for a payment of $443.0 million, Astra purchased an option (the Asset Option) to buy Merck's interest in the KBI products, excluding the gastrointestinal medicines *Prilosec* and *Nexium*. The Asset Option is exercisable in 2010 at an exercise price equal to the net present value as of March 31, 2008 of projected future pretax revenue to be received by the Company from the KBI products (the Appraised Value). Merck also has the right to require Astra to purchase such interest in 2008 at the Appraised Value. In addition, the Company granted Astra an option to buy Merck's common stock interest in KBI at an exercise price based on the net present value of estimated future net sales of *Prilosec* and *Nexium*. This option is exercisable two years after Astra's purchase of Merck's interest in the KBI products.

The 1999 AstraZeneca merger constituted a Trigger Event under the KBI restructuring agreements. As a result of the merger, Astra was required to make two one-time payments to Merck totaling approximately $1.8 billion. In exchange for Merck's relinquishment of rights to future Astra products with no existing or pending U.S. patents at the time of the merger, Astra paid $967.4 million (the Advance Payment), which is subject to a true-up calculation in 2008 that may require repayment of all or a portion of this amount. The True-Up Amount is directly dependent on the fair market value in 2008 of the Astra product rights retained by the Company. Accordingly, recognition of this contingent income has been deferred until the realizable amount, if any, is determinable, which is not anticipated prior to 2008. The Company was also entitled to receive a Lump Sum Payment in an amount that it estimated as $822.0 million. Astra paid $712.5 million of the Lump Sum Payment in 1999 and disputed its obligation to pay the remainder. One-half of the expected payment reduced goodwill by $411.0 million, less 50% of a reserve relating to disputed proceeds. The balance was recorded in Other (income) expense, net. In 2000, arbitration over the disputed proceeds concluded and the Company received $87.2 million plus interest.

Under the provisions of the KBI restructuring agreements, because a Trigger Event has occurred, the sum of the Limited Partner Share of Agreed Value, the Appraised Value and the True-Up Amount is guaranteed to be a minimum of $4.7 billion. Distribution of the Limited Partner Share of Agreed Value and payment of the True-Up Amount will occur in 2008. AstraZeneca's purchase of Merck's interest in the KBI products is contingent upon the exercise of either Merck's option in 2008 or AstraZeneca's option in 2010 and, therefore, payment of the Appraised Value may or may not occur.

In 1989, Merck formed a joint venture with Johnson & Johnson to develop and market a broad range of nonprescription medicines for U.S. consumers. This 50% owned joint venture was expanded into Europe in 1993, and into Canada in 1996.

Sales of joint venture products were as follows:

($ in millions)	**2001**	2000	1999
Gastrointestinal products	**$293.5**	$321.1	$332.8
Other products	**101.5**	108.0	118.6
	$395.0	$429.1	$451.4

In 1994, Merck and Pasteur Mérieux Connaught (now Aventis Pasteur) established a 50% owned joint venture to market vaccines in Europe and to collaborate in the development of combination vaccines for distribution in Europe. Sales of joint venture products were as follows:

($ in millions)	**2001**	2000	1999
Hepatitis vaccines	**$ 88.0**	$134.1	$159.6
Viral vaccines	**40.5**	48.5	68.6
Other vaccines	**371.1**	358.3	338.6
	$499.6	$540.9	$566.8

In 1997, Merck and Rhône-Poulenc (now Aventis) combined their animal health and poultry genetics businesses to form Merial Limited (Merial), a fully integrated animal health company, which is a stand-alone joint venture, equally owned by each party. Merial provides a comprehensive range of pharmaceuticals and vaccines to enhance the health, well-being and performance of a wide range of animal species. Sales of joint venture products were as follows:

($ in millions)	**2001**	2000	1999
Avermectin products	**$ 495.0**	$ 531.7	$ 564.9
Fipronil products	**409.7**	345.7	316.0
Other products	**754.8**	730.4	799.2
	$ 1,659.5	$1,607.8	$1,680.1

In May 2000, the Company and Schering-Plough Corporation (Schering-Plough) entered into agreements to create separate partnerships to develop and market in the United States new prescription medicines in the cholesterol-management and respiratory therapeutic areas. These partnerships are pursuing the development and marketing of *Zetia*, an investigational cholesterol absorption inhibitor discovered by Schering-Plough, as a once-daily monotherapy and in co-administration with statins; *Zetia* as a once-daily combination tablet with *Zocor*; and a once-daily combination tablet of *Singulair* and *Claritin*, Schering-Plough's nonsedating antihistamine, for the treatment of allergic rhinitis and asthma. In December 2001, the Company and Schering-Plough announced the worldwide expansion (excluding Japan) of the cholesterol-management partnership.

Foreign Operations

The Company's operations outside the United States are conducted primarily through subsidiaries. Sales of Merck human health products by subsidiaries outside the United States were 37% of Merck human health sales in 2001, and 36% and 40% in 2000 and 1999, respectively.

Distribution of 2001 Foreign Human Health Sales


Western Europe 45%
Asia/Pacific 28%
Other Foreign 27%

The Company's worldwide business is subject to risks of currency fluctuations and governmental actions. The Company does not regard these risks as a deterrent to further expansion of its operations abroad. However, the Company closely reviews its methods of operations and adopts strategies responsive to changing economic and political conditions.

In recent years, Merck has been expanding its operations in countries located in Latin America, the Middle East, Africa, Eastern Europe and Asia Pacific where changes in government policies and economic conditions are making it possible for Merck to earn fair returns. Businesses in these developing areas, while sometimes less stable, offer important opportunities for growth over time.

Operating Results

Total sales for 2001 increased 18% in total and 14% on a volume basis from 2000. Foreign exchange had a one point unfavorable effect on 2001 sales growth. Total sales for 2000 increased 23% in total and 20% on a volume basis from 1999. Foreign exchange had a one point unfavorable effect on 2000 sales growth.

Components of Human Health Sales Growth


20%
15
10
5
0
-5
97 98 99 00 2001
Total Sales Growth
Sales Volume Growth
Net Pricing Actions
Foreign Exchange Rates

This chart illustrates the effects of price, volume and exchange on sales of Merck human health products. Growth for 1999 and 1998 includes a three and five point increase, respectively, attributable to the 1998 AMI restructuring. The human health business has grown through sales volume over the last five years. Price had essentially no effect on sales growth, while the effect of exchange had a varied unfavorable effect over the same period.

In 2001, sales of Merck human health products grew 6%. Foreign exchange rates had approximately a three percentage point unfavorable effect on sales growth, while price changes had less than a half point favorable effect on growth. In measuring these effects, changes in the value of foreign currencies are calculated net of price increases in hyperinflationary countries, principally in Latin America. Domestic sales growth was 5%, while foreign sales grew 7% including a seven percentage point unfavorable effect from exchange. The unit volume growth from sales of Merck human health products was driven by five key products: *Zocor, Vioxx, Cozaar/Hyzaar, Fosamax* and *Singulair*. Also contributing to Merck's human health volume growth were *Proscar, Maxalt* and *Cancidas,* which was launched in 2001.

Zocor, Merck's cholesterol-modifying medicine, continued its strong growth in 2001, based on the product's demonstrated ability to act favorably on all major lipid parameters with the lowering of "bad" (LDL) cholesterol and triglycerides while raising the levels of "good" (HDL) cholesterol. A five-year Heart Protection Study (HPS) conducted by Oxford University, the largest study ever on statins, demonstrated that *Zocor* 40 mg saved lives and significantly reduced the risk of stroke and heart attacks in a broad range of patients with or at high risk of heart disease including patients with average and below average cholesterol levels. In addition, preliminary results from the study, which were presented at the American Heart Association Meeting in November 2001, demonstrated that *Zocor* significantly reduced the risk of stroke and heart attacks for several distinct populations with and without elevated cholesterol, including diabetes patients, stroke victims and women with or at high risk of heart disease. Results from the HPS study also showed that *Zocor* 40 mg was well tolerated throughout the five-year study. Merck intends to file for regulatory approval to include this information on the prescribing label for *Zocor*. Also in 2001, the U.S. National Cholesterol Education Program significantly broadened its definition of those at highest risk from coronary heart disease and the patient population considered eligible for cholesterol control medicines.

Vioxx, Merck's second largest-selling product, continued its strong growth in 2001 and was the product leader within the COX-2 class for new prescription volume growth in the United States. It exceeded the $2 billion sales mark faster than any other product in Merck's history. Pain relief and gastrointestinal safety continue to be the primary needs in the arthritis and pain market. *Vioxx* is now available in 68 markets around the world as a once-a-day treatment for osteoarthritis, acute pain and dysmenorrhea and, in some countries outside the United States, rheumatoid arthritis. Physicians are responding favorably to the Company's pain studies in which *Vioxx* 50 mg was compared to acetaminophen in combination with either codeine 60 mg or oxycodone 5 mg, which are commonly prescribed narcotics. In addition, an initiative with U.S. hospitals resulted in a favorable formulary status for *Vioxx* at more than 3,000 major hospitals. In November 2001, *Vioxx* was approved for symptomatic relief in the treatment of adult rheumatoid arthritis in all EU member states through the mutual recognition procedure. In December 2001, *Vioxx,* under the trade names *Ceoxx* or *Vioxx* Acute, was also approved for relief of acute pain and pain from dysmenorrhea in 13 member states of the EU.

Cozaar, and its companion agent, *Hyzaar* (a combination of *Cozaar* and the diuretic hydrochlorothiazide), Merck's high-blood pressure medicines, continued their strong growth in 2001 and together are the global leaders in the angiotensin II antagonist (AIIA) class of anti-hypertensive drugs. In the RENAAL study, which was published in September in The New England Journal of Medicine, *Cozaar* delayed the progression of renal disease in Type 2 diabetics with nephropathy, including a significant reduction in End-stage Renal Disease (ESRD). The results have been submitted to the FDA for inclusion in the prescribing information for *Cozaar*. Merck continues to support the growth of *Cozaar* and *Hyzaar* with ongoing investment in two large outcomes studies, LIFE and OPTIMAAL. Results from the LIFE study will be presented at the American College of Cardiology meeting in early 2002. Beginning in 2001, Merck and E.I. du Pont de Nemours and Company (DuPont) began sharing equally the operating profits from *Cozaar* and *Hyzaar* in North America, under terms of the license agreement established between the parties in 1989. Financial terms outside of North America were not changed.

Fosamax, Merck's nonhormonal medicine and the leading product worldwide for treatment and prevention of postmenopausal osteoporosis in women, continued its strong growth in 2001. In August 2001, *Fosamax* was launched in Japan, the world's second-largest prescription drug market. The largest study of osteoporosis, National Osteoporosis Risk Assessment, found that almost half of the more than 200,000 postmenopausal women assessed in the study had low bone mass, putting them at increased risk of bone fractures. The study, recently published in the Journal of the American Medical Association, suggests that millions of women age 50 and older who have not been assessed for osteoporosis may be at increased risk of fracturing a bone, underscoring the significant market opportunity for *Fosamax*. *Fosamax* Once Weekly, the first and only oral once-weekly treatment for osteoporosis, has received rapid physician and patient acceptance since its introduction in the U.S. in November 2000. Studies show that nine out of ten women preferred the once-weekly dosing regimen and in many markets almost 80 percent switched to the once-weekly product. Launched in 30 markets worldwide, the once-weekly medicine has accelerated the growth of the *Fosamax* brand, extending Merck's leadership in several markets, including the United States. While osteoporosis basically affects women, an estimated 3 million men also have the condition and the FDA recently approved the once-weekly version of *Fosamax* for men.

Singulair, Merck's once-a-day tablet for the treatment of chronic asthma in adults and children age 2 and older, continued its growth in 2001. It remains the No. 1 prescribed asthma controller in the United States and is the most widely used medicine of its kind. In August 2001, *Singulair* was launched in Japan, the world's second-largest national market for asthma medicines. *Singulair* is being investigated for potential use in the treatment of allergic rhinitis, more commonly known as hay fever. *Singulair* operates with an entirely different mechanism of action from the steroids and sedating antihistamines for the treatment of this condition and the Company plans to file for regulatory approval in early 2002.

Proscar, for the treatment of symptomatic benign prostatic hyperplasia in men with enlarged prostates, reported strong growth in 2001. With long-term clinical studies in over 13,000 men, *Proscar* is supported by a wealth of clinical data on its proven efficacy and safety, and is the only product approved to reduce the risk of acute urinary retention and the risk of benign prostatic hyperplasia (BPH) related surgery. *Proscar* provides durable symptom improvements for many men with symptomatic BPH and enlarged prostates. Since its introduction in 1992, *Proscar* has been prescribed to millions of men and is currently marketed in over 100 countries.

Maxalt, Merck's treatment for acute migraine headaches in adults, continued its impressive growth in 2001, growing nearly twice as fast as the oral triptan migraine market. *Maxalt* provides fast and effective relief of disabling headache pain and other symptoms such as nausea and sensitivity to light and noise that often accompany a migraine attack. In a recently published independent analysis of clinical trials among migraine therapies, *Maxalt* 10 mg was shown to be the most effective therapy in eliminating headache pain after two hours when compared to other drugs in the triptan class. *Maxalt* is available in the United States in both conventional tablets and convenient, rapidly dissolving oral wafers which disintegrate within seconds on the tongue without liquids, thereby offering the convenience of being able to be taken anytime, anywhere.

Growth in 2001 also benefited from the February launch of *Cancidas*, which is the first in a new class of anti-fungals, called echinocandins or glucan synthesis inhibitors, introduced in more than a decade. *Cancidas* is used to treat certain life-threatening fungal infections that are becoming more prevalent as the number of people with compromised immune systems increases. This new medicine is indicated for the treatment of invasive aspergillosis in patients who do not respond to or cannot tolerate other anti-fungal therapies, such as amphotericin B, lipid formulations of amphotericin B and/or itraconazole. Merck is studying *Cancidas* as a potential treatment for the fungal infection Candida.

Other products contributing to growth include *Prinivil*, *Cosopt* and *Propecia*. *Crixivan* and older products, including *Vasotec*, *Vaseretic*, *Pepcid* and *Mevacor*, though still contributing to 2001 sales, declined in unit volume due to generic and therapeutic competition.

In 2000, sales of Merck human health products grew 16%. Foreign exchange rates had a two percentage point unfavorable effect on sales growth, while price changes had a one point unfavorable effect on growth. Domestic sales growth was 24%, while foreign sales grew 5% including a four percentage point unfavorable effect from exchange. The unit volume growth from sales of Merck human health products was driven by five key products: *Zocor*, *Vioxx*, *Cozaar/Hyzaar*, *Fosamax* and *Singulair*. Also contributing to Merck's human health volume growth were newer products, including *Maxalt* and *Aggrastat*.

Merck-Medco sales contributed significantly to 2001 and 2000 sales growth. By continuing to invest in the development of clinical programs, state of the art prescription fulfillment technology, enhanced information management systems, Internet initiatives, and growth in the business fueled from the UnitedHealth Group contract and the acquisition of ProVantage, Merck-Medco strengthened its leadership position in providing pharmaceutical benefit services. Merckmedco.com became the first Internet pharmacy to eclipse $1.0 billion in cumulative sales and is now filling more than 180,000 prescriptions a week. Merck-Medco recently commenced operations in its newest, largest and most advanced automated pharmacy located in Willingboro, New Jersey. The number of prescriptions managed by Merck-Medco grew to more than 537 million in 2001, up 19% from more than 450 million prescriptions in 2000.

Costs, Expenses and Other

($ in millions)	2001	Change	2000	Change	1999
Materials and production	$28,976.5	+29%	$22,443.5	+28%	$17,534.2
Marketing and administrative......	6,224.4	+ 1%	6,167.7	+19%	5,199.9
Research and development.......	2,456.4	+ 5%	2,343.8	+13%	2,068.3
Equity income from affiliates......	(685.9)	−10%	(764.9)	–	(762.0)
Other (income) expense, net.......	341.7	− 2%	349.0	*	54.1
	$37,313.1	+22%	$30,539.1	+27%	$24,094.5

* *100% or greater*

In 2001, materials and production costs increased 29% compared to an 18% sales growth rate. Excluding the effect of exchange and inflation, these costs increased 19%, five points higher than the unit sales volume growth in 2001. The higher growth rate in these costs over the sales volume growth is primarily attributable to the significant growth in Merck-Medco's historically lower-margin business. In 2000, materials and production costs increased 28%, compared to a 23% sales growth rate primarily attributable to growth in the lower-margin Merck-Medco business. Excluding the effect of exchange and inflation, these costs increased 20%, the same as the unit sales volume growth in 2000.

Marketing and administrative expenses increased 1% in total and were essentially level with 2000 on a volume basis, including a one point decrease attributable to marketing expenses. Marketing expenses reflect the increased resource commitment to Merck's five key product growth drivers, including 1,000 new sales representatives added in the United States during 2001, and continued refinement of the promotion and direct selling spending mix to maximize product sales performance. The moderation in the growth of marketing and administrative expenses for 2001 also reflects the success of operational efficiency initiatives focused on the fundamental redesign of work processes as well as leveraging technology to reduce administrative expenses within the Company's overall cost structure. Marketing and administrative expenses increased 19% in total and on a volume basis in 2000, including a 12 point increase attributable to marketing expenses, primarily in support of the Company's five key product franchises. Marketing and administrative expenses as a percentage of sales were 13% in 2001, 15% in 2000 and 16% in 1999. The continuous improvement in the ratios over 1999 primarily reflects the lower growth of marketing and administrative costs relative to Merck-Medco's sales growth and operational efficiency initiatives implemented in 2001.

Research and development expenses increased 5% in 2001 and continue to reflect Merck's ongoing commitment to scientific innovation. Excluding the effect of exchange and inflation, these expenses increased 3%. Research and development expenses increased 13% in 2000. Excluding the effects of exchange and inflation, these expenses increased 11%.

Research and development in the pharmaceutical industry is inherently a long-term process. The following data show an unbroken trend of year-to-year increases in research and development spending. For the period 1992 to 2001, the compounded annual growth rate in research and development was 10%. Research and development expenses for 2002 are estimated to approximate $2.9 billion.

R&D Expenditures
$ in millions


$2,600
1,950
1,300
650
0
92
93
94
95
96
97
98
99
00
2001

Equity income from affiliates reflects the favorable performance of the Company's joint ventures and partnership returns from AZLP. In 2001, the decrease in equity income from affiliates primarily reflects the impact of the Company's share of research and development expenses associated with the partnerships formed in mid-2000 with Schering-Plough.

In 2001, the decrease in other expense, net, was primarily attributable to higher interest income, lower minority interest expense and an increase in gains on security sales. This decrease was partially offset by lower exchange gains resulting from the translation of the Company's balance sheet and the effect of income recorded in 2000 from the settlement of disputed proceeds related to the AstraZeneca merger. In 2000, the increase in other expense, net, primarily reflects the effects of a number of items recorded in 1999: $411.0 million of income associated with the Lump Sum Payment from Astra, partially offset by a reserve related to disputed proceeds, and $77.9 million of income resulting from the reversal of a 1995 restructuring reserve, partially offset by $110.0 million of charges primarily for endowment of both The Merck Company Foundation and The Merck Genome Research Institute and provisions for the settlement of claims. Also contributing to the increase was higher net interest expense and minority interest expense in 2000, partially offset by income recorded from the aforementioned disputed proceeds settlement.

Earnings

($ in millions except per share amounts)	2001	Change	2000	Change	1999
Net income	**$ 7,281.8**	+7%	$ 6,821.7	+16%	$ 5,890.5
As a % of sales	**15.3%**		16.9%		18.0%
As a % of average total assets	**17.3%**		17.9%		17.4%
Earnings per common share assuming dilution	**$3.14**	+8%	$2.90	+18%	$2.45

Net income was up 7% in 2001 and 16% in 2000. Net income as a percentage of sales was 15.3% in 2001 compared to 16.9% in 2000 and 18.0% in 1999. The decline in the ratio from 2000 is principally due to a higher growth rate in Merck-Medco's historically lower-margin business, offset in part by the lower growth in marketing and administrative expenses. Foreign currency exchange had a three percentage point unfavorable effect on the growth rate compared to a one percentage point unfavorable effect in 2000. The Company's effective income tax rate in 2001 was 30.0%, compared to 30.6% in 2000 and 31.7% in 1999. The higher effective tax rate in 1999 versus 2000 and 2001 primarily reflects the nondeductibility of the goodwill write-off recorded in 1999 resulting from the AstraZeneca merger. Net income as a percentage of average total assets was 17.3% in 2001, 17.9% in 2000 and 17.4% in 1999. Earnings per common share assuming dilution grew 8% in 2001, compared to 18% in 2000. In 2001 and 2000, earnings per common share assuming dilution increased at a faster rate than net income as a result of treasury stock purchases.

Distribution of 2001 Sales and Equity Income


Retained Earnings 8%
Dividends 7%
Taxes and Net Interest 6%
Raw Materials and Production Costs 60%
Operating Expenses 19%

Environmental and Other Matters

The Company believes that it is in compliance in all material respects with applicable environmental laws and regulations. In 2001, the Company incurred capital expenditures of approximately $197.5 million for environmental protection facilities. Capital expenditures for this purpose are forecasted to exceed $500.0 million for the years 2002 through 2006. In addition, the Company's operating and maintenance expenditures for pollution control were approximately $88.7 million in 2001. Expenditures for this purpose for the years 2002 through 2006 are forecasted to approximate $520.0 million.

The Company is a party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, as well as under other federal and state statutes. The Company is also remediating environmental contamination resulting from past industrial activity at certain of its sites and has taken an active role in identifying and providing for these costs. In management's opinion, the liabilities for all environmental matters which are probable and reasonably estimable have been accrued. Expenditures for remediation and environmental liabilities were $34.2 million in 2001, and are estimated at $137.0 million for the years 2002 through 2006. These amounts do not consider potential recoveries from insurers or other parties. Although it is not possible to predict with certainty the outcome of these environmental matters, or the ultimate costs of remediation, management does not believe that any reasonably possible expenditures that may be incurred in excess of those provided should result in a materially adverse effect on the Company's financial position, results of operations, liquidity or capital resources for any year. (See Note 9 to the consolidated financial statements for further information.)

In June 2001, the Company received a notice from the Federal Trade Commission (FTC) advising the Company that the FTC had closed its investigation into pricing practices, which commenced in 1996. Merck has been advised by the U.S. Department of Justice that it is investigating marketing and selling activities of Merck and other pharmaceutical manufacturers. Merck will be working with the government to respond appropriately to informational requests.

In a continuing worldwide dispute between Merck and Pharmacia Corporation (Pharmacia) over competing claims to the patent rights to the class of compounds that include rofecoxib, the active ingredient in *Vioxx*, the federal district court in Washington, D.C., recently dismissed a Pharmacia claim for damages for Merck's sale of *Vioxx*. Pharmacia may seek an appeal of this decision. Merck has also received favorable decisions regarding the patent status of *Vioxx* from courts in the United Kingdom, Holland and Spain, while receiving no adverse decisions in any country. The Company also noted that a number of federal and state lawsuits, involving individual claims as well as purported class actions, have been filed against the Company with respect to *Vioxx*. Some of the lawsuits also name as defendants Pfizer Inc. and Pharmacia, which market a competing product. The lawsuits include allegations regarding gastrointestinal bleeding and cardiovascular events. The Company believes that these lawsuits are completely without merit and will vigorously defend them.

From time to time, generic manufacturers of pharmaceutical products file Abbreviated New Drug Applications (ANDAs) with the FDA seeking to market generic forms of Company products prior to the expiration of relevant patents owned by the Company. Generic pharmaceutical manufacturers have submitted ANDAs to the FDA seeking to market in the U.S. a generic form of *Fosamax* (alendronate) and *Prilosec* (omeprazole) prior to the expiration of the Company's (and AstraZeneca's in the case of *Prilosec*) patents concerning these products. The generic companies' ANDAs include allegations of non-infringement, invalidity and unenforceability of the patents. One manufacturer has received FDA approval to market a generic form of *Prilosec*. The Company has filed patent infringement suits in federal court against companies filing ANDAs for generic alendronate, and AstraZeneca and the Company have filed patent infringement suits in federal court against companies filing ANDAs for generic omeprazole. In the case of alendronate, similar patent challenges exist in certain foreign jurisdictions. The Company intends to vigorously defend its patents, which it believes are valid, against infringement by generic companies attempting to market products prior to the expiration dates of such patents. A trial in the U.S. with respect to the alendronate daily product concluded in November 2001 and the Company is awaiting a ruling; no trial involving the alendronate weekly product is expected before 2003. In the case of omeprazole, a trial commenced in December 2001. As with any litigation, there can be no assurance of the outcomes, which if adverse, could result in significantly shortened periods of exclusivity for these products.

Seven plaintiffs, from six pharmaceutical benefit plans for which Merck-Medco is the pharmaceutical benefit manager, have sued Merck-Medco and the Company in federal court. The suits, which are similar to claims against other pharmaceutical benefit managers in other pending cases, allege that Merck-Medco should be treated as a "fiduciary" under the provisions of the Employee Retirement Income Security Act (ERISA). Plaintiffs have not yet formally sought class-action status. The amended complaints in the lawsuits also allege that the Company and Merck-Medco have violated ERISA by using Merck-Medco to increase the Company's market share and by entering into certain "prohibited transactions" with each other that favor the Company's products. The plaintiffs have demanded that Merck-Medco and the Company turn over any unlawfully obtained profits to a trust to be set up for the benefit plans. A motion for summary judgement filed by Merck-Medco is still pending. In addition, a complaint against Merck-Medco and the Company has recently been filed by one Northwest Airlines plan participant, purportedly on behalf of the plan and similarly-situated self-funded plans. Class action status has not yet been sought, and Northwest Airlines is not a party to the lawsuit. The complaint relies on many of the same theories as the litigation discussed above. Merck-Medco and the Company believe that these cases are without merit, Merck-Medco is not a "fiduciary" within the meaning of ERISA and the Company has not violated ERISA. Merck-Medco and the Company intend to vigorously defend these claims.

Capital Expenditures

Capital expenditures were $2.7 billion in 2001 and 2000. Expenditures in the United States were $2.1 billion in 2001 and 2000. Expenditures during 2001 included $1.0 billion for production facilities, $763.1 million for research and development facilities, $197.5 million for environmental projects, and $763.6 million for administrative, safety and general site projects. Capital expenditures approved but not yet spent at December 31, 2001 were $2.3 billion. Capital expenditures for 2002 are estimated to be $2.6 billion.

Depreciation was $1.1 billion in 2001 and $905.5 million in 2000, of which $777.1 million and $653.9 million, respectively, applied to locations in the United States.

Capital Expenditures

$ in millions


$2,800
2,100
1,400
700
0
92
93
94
95
96
97
98
99
00
2001

Analysis of Liquidity and Capital Resources

Cash provided by operations continues to be the Company's primary source of funds to finance operating needs and capital expenditures. In 2001, cash flows from operations were $9.1 billion, reflecting the continued growth of the Company's earnings. This cash was used to fund capital expenditures of $2.7 billion, to pay Company dividends of $3.1 billion and to partially fund the purchase of treasury shares. At December 31, 2001, the total of worldwide cash and investments was $10.3 billion, including $3.3 billion of cash, cash equivalents and short-term investments, and $7.0 billion of long-term investments. The above totals include $1.1 billion in cash and investments held by Banyu Pharmaceutical Co., Ltd., in which the Company has a 50.87% ownership interest.

Selected Data

($ in millions)	**2001**	2000	1999
Working capital	**$1,417.4**	$3,643.8	$2,500.4
Total debt to total liabilities and equity	**20.1%**	17.2%	16.7%
Cash provided by operations to total debt	**1.0:1**	1.1:1	1.0:1

Working capital levels are more than adequate to meet the operating requirements of the Company. The ratio of total debt to total liabilities and equity was affected by incremental borrowings used to fund capital expenditures, treasury stock repurchases and other corporate initiatives. The ratio of cash provided by operations to total debt, although impacted by these incremental borrowings, reflects the ability of the Company to cover its debt obligations.

In February 2000, the Board of Directors approved purchases of up to $10.0 billion of Merck shares. From 1999 to 2001, the Company purchased $4.7 billion of treasury shares under previously authorized completed programs, and $6.4 billion under the 2000 program. Total treasury stock purchased in 2001 was $3.9 billion. For the period 1992 to 2001, the Company has purchased 507.1 million shares at a total cost of $23.2 billion.

Under its shelf registration statement, in both July and December 2001, the Company issued $500.0 million of medium-term notes, bearing coupons of 5.3% and 4.1%, respectively, payable semiannually. During the year, the Company also issued an additional $158.7 million of securities under the shelf. In the fourth quarter, the Company's $1.5 billion shelf registration statement filed with the Securities and Exchange Commission for the issuance of debt securities became effective. The remaining capacity under such filings is $1.9 billion at December 31, 2001.

The Company's strong financial position, as evidenced by its triple-A credit ratings from Moody's and Standard & Poor's on outstanding debt issues, provides a high degree of flexibility in obtaining funds on competitive terms. The ability to finance ongoing operations primarily from internally generated funds is desirable because of the high risks inherent in research and development required to develop and market innovative new products and the highly competitive nature of the pharmaceutical industry. The Company does not participate in any off-balance sheet arrangements involving unconsolidated subsidiaries that provide a material source of financing or potentially expose the Company to material unrecorded financial obligations.

A significant portion of the Company's cash flows are denominated in foreign currencies. Merck relies on sustained cash flows generated from foreign sources to support its long-term commitment to U.S. dollar-based research and development. To the extent the dollar value of cash flows is diminished as a result of a strengthening dollar, the Company's ability to fund research and other dollar-based strategic initiatives at a consistent level may be impaired. The Company has established revenue hedging and balance sheet risk management programs to protect against volatility of future foreign currency cash flows and changes in fair value caused by volatility in foreign exchange rates.

The objective of the revenue hedging program is to reduce the potential for longer-term unfavorable changes in foreign exchange to decrease the U.S. dollar value of future cash flows derived from foreign currency denominated sales, primarily the euro and Japanese yen. To achieve this objective, the Company will partially hedge anticipated sales that are expected to occur over its planning cycle, typically no more than three years into the future. The Company will layer in hedges over time, increasing the portion of sales hedged as it gets closer to the expected date of the transaction. The portion of sales hedged is based on assessments of cost-benefit profiles that consider natural offsetting exposures, revenue and exchange rate volatilities and correlations, and the cost of hedging instruments. Merck manages its anticipated transaction exposure principally with purchased local currency put options which provide the Company with a right, but not an obligation, to sell foreign currencies in the future at a predetermined price. If the U.S. dollar strengthens relative to the currency of the hedged anticipated sales, total changes in the options' cash flows fully offset the decline in the expected future U.S. dollar cash flows of the hedged foreign currency sales. Conversely, if the U.S. dollar weakens, the options' value reduces to zero, but the Company benefits from the increase in the value of the anticipated foreign currency cash flows. While a weaker U.S. dollar would result in a net benefit, the market value of the Company's hedges would have declined by $11.9 million and $47.4 million, respectively, from a uniform 10% weakening of the U.S. dollar at December 31, 2001 and 2000. The market value was determined using a foreign exchange option pricing model and holding all factors except exchange rates constant. Because Merck uses purchased local currency put options, a uniform weakening of the U.S. dollar will yield the largest overall potential loss in the market value of these options. The December 31, 2001 measurement reflects reduced notional amounts compared to the prior year. The sensitivity measurement assumes that a change in one foreign currency relative to the U.S. dollar would not affect other foreign currencies relative to the U.S. dollar. Although not predictive in nature, the Company believes that a 10% threshold reflects reasonably possible near-term changes in Merck's major foreign currency exposures relative to the U.S. dollar. Over the last three years, the program has reduced the volatility of cash flows and mitigated the loss in value of cash flows during periods of relative strength in the U.S. dollar for the portion of revenues hedged. The cash flows from these contracts are reported as operating activities in the Consolidated Statement of Cash Flows.

A primary objective of the balance sheet risk management program is to protect the U.S. dollar value of foreign currency denominated net monetary assets from the effects of volatility in foreign exchange that might occur prior to their conversion to U.S. dollars. Merck seeks to fully offset the effects of exchange on exposures denominated in developed country currencies, primarily the euro, Japanese yen and Canadian dollar, and will either partially offset or not offset at all exposures in developing countries where we consider the cost of derivative instruments to be uneconomic or when such instruments are unavailable at any cost. The Company will also minimize the effect of exchange on monetary assets and liabilities by managing operating activities and net asset positions at the local level. Merck principally utilizes forward exchange contracts which enable the Company to buy and sell foreign currencies in the future at fixed exchange rates and offset the consequences of changes in foreign exchange on the amount of U.S. dollar cash flows derived from the net assets. The Company also uses forward contracts to hedge the changes in fair value of certain foreign currency denominated available-for-sale securities attributable to fluctuations in foreign currency exchange rates. A sensitivity analysis to changes in the value of the U.S. dollar on foreign currency denominated derivatives, investments and monetary assets and liabilities indicated that if the U.S. dollar uniformly strengthened by 10% against all currency exposures of the Company at December 31, 2001, Income before taxes would have declined by $2.5 million. Because Merck is in a net long position relative to its major foreign currencies after consideration of forward contracts, a uniform strengthening of the U.S. dollar will yield the largest overall potential net loss in earnings due to exchange. At December 31, 2000, the Company was in a net short position after consideration of forward contracts. A uniform 10% weakening of the U.S. dollar would have reduced Income before taxes by $2.5 million. This measurement assumes that a change in one foreign currency relative to the U.S. dollar would not affect other foreign currencies relative to the U.S. dollar. Although not predictive in nature, the Company believes that a 10% threshold reflects reasonably possible near-term changes in Merck's major foreign currency exposures relative to the U.S. dollar. The cash flows from these contracts are reported as operating activities in the Consolidated Statement of Cash Flows.

In addition to the revenue hedging and balance sheet risk management programs, the Company may use interest rate swap contracts on certain investing and borrowing transactions to manage its net exposure to interest rate changes and to reduce its overall cost of borrowing. The Company does not use leveraged swaps and, in general, does not leverage any of its investment activities that would put principal capital at risk. In July 2001, the Company entered into a five-year $500.0 million notional amount pay-floating, receive-fixed interest rate swap contract designated as a hedge of the fair value changes in $500.0 million of five-year fixed rate notes attributable to changes in the benchmark London Interbank Offered Rate (LIBOR) swap rate. In December 2001, the Company entered into a similar three-year swap contract designated as a fair value hedge of $500.0 million of three-year fixed rate notes. The swaps effectively convert fixed rate obligations to floating rate instruments. The Company is also a party to a seven-year combined interest rate and currency swap contract entered into in 1997 which converts a variable rate foreign currency denominated investment to a variable rate U.S. dollar investment. The swap contract hedges the changes in the fair value of the investment attributable to fluctuations in exchange rates while allowing the Company to receive variable rate returns. The cash flows from these contracts are reported as operating activities in the Consolidated Statement of Cash Flows.

The Company's investment portfolio includes cash equivalents and short-term investments, the market values of which are not significantly impacted by changes in interest rates. The market value of the Company's medium- to long-term fixed rate investments is modestly impacted by changes in U.S. interest rates. Changes in medium- to long-term U.S. interest rates would have a more significant impact on the market value of the Company's fixed-rate borrowings, which generally have longer maturities. A sensitivity analysis to measure potential changes in the market value of the Company's investments, debt and related swap contracts from a change in interest rates indicated that a one percentage point increase in interest rates at December 31, 2001 and 2000 would have positively impacted the net aggregate market value of these instruments by $26.3 million and $116.0 million, respectively. A one percentage point decrease at December 31, 2001 and 2000 would have negatively impacted the net aggregate market value by $89.1 million and $135.6 million, respectively. The reduced sensitivity of the Company's aggregate investment and debt portfolio at December 31, 2001 reflects an increase in the size and weighted average maturity of the Company's investments. The fair value of the Company's debt was determined using pricing models reflecting one percentage point shifts in the appropriate yield curves. The fair value of the Company's investments was determined using a combination of pricing and duration models. Whereas duration is a linear approximation that works well for modest changes in yields and generates a symmetrical result, pricing models reflecting the convexity of the price/yield relationship provide greater precision and reflect the asymmetry of price movements for interest rate changes in opposite directions. The impact of convexity is more pronounced in longer-term maturities and low interest rate environments.

Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board issued Statement No. 142, Goodwill and Other Intangible Assets (FAS 142), which is effective beginning January 1, 2002. FAS 142 addresses the recognition and measurement of goodwill and other intangible assets subsequent to a business combination. In accordance with FAS 142, goodwill will no longer be amortized, but rather assigned to reporting units within the Company's segments and evaluated for impairment on an annual basis using a fair value based test. The Company has identified the appropriate reporting units as defined by the new guidance and is currently assessing their fair value. Beginning January 1, 2002, annual amortization expense of approximately $130.0 million will no longer be recorded.

2002 Outlook

In January 2002, the Company announced plans to establish Merck-Medco as a separate, publicly-traded company. The Company plans an initial public offering of a portion of the new company by mid-2002, subject to market conditions. Alternatives for the distribution of the remaining shares in the new company are under evaluation. The full separation of Merck-Medco should be completed within 12 months of the initial public offering, subject to receipt of an Internal Revenue Service ruling that such an event would be tax-free to shareholders and to other customary conditions.

For 2002, the Company's outlook for the operating earnings of its core pharmaceutical business is unchanged as a result of this transaction. Growth of its key franchises, continued investments in research and development and marketing, and the benefits from operational efficiencies will contribute to operating income growth in the Company's core human health business. The impact of patent expiries, however, most importantly the anticipated impact of the patent expiry of *Prilosec*, will significantly dampen net income growth in 2002. As a result, 2002 will be a transition year and the Company anticipates that on an as-reported basis, earnings per share for 2002 will be at the same level as 2001 results. The 2002 as-reported earnings per share will also be affected by the benefit from the implementation of FAS 142 regarding goodwill amortization, most of which relates to Merck's 1993 acquisition of Merck-Medco, and the timing of the completion of the distribution of the remaining shares in the company. Going forward, the Company expects its core pharmaceutical business to deliver double-digit earnings-per-share growth in 2003, driven by accelerating top-line growth.

Use of Estimates and Cautionary Factors That May Affect Future Results

The consolidated financial statements include certain amounts that are based on management's best estimates and judgments. Estimates are used in determining such items as provisions for rebates, returns and allowances, depreciable/amortizable lives, pension and other postretirement benefit plan assumptions, and amounts recorded for contingencies, environmental liabilities and other reserves. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates. The Company is not aware of reasonably likely events or circumstances which would result in different amounts being reported that would have a material impact on results of operations or financial condition.

This annual report and other written reports and oral statements made from time to time by the Company may contain so-called "forward-looking statements," all of which are subject to risks and uncertainties. One can identify these forward-looking statements by their use of words such as "expects," "plans," "will," "estimates," "forecasts," "projects" and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. These statements are likely to address the Company's growth strategy, financial results, product approvals and development programs. One must carefully consider any such statement and should understand that many factors could cause actual results to differ from the Company's forward-looking statements. These factors include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially.

The Company does not assume the obligation to update any forward-looking statement. One should carefully evaluate such statements in light of factors described in the Company's filings with the Securities and Exchange Commission, especially on Forms 10-K, 10-Q and 8-K (if any). In Item 1 of the Company's annual report on Form 10-K for the year ended December 31, 2001, which will be filed in March 2002, the Company discusses in more detail various important factors that could cause actual results to differ from expected or historic results. The Company notes these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. Prior to the filing of the Form 10-K for the year ended December 31, 2001, reference should be made to Item 1 of the Company's annual report on Form 10-K for the year ended December 31, 2000. One should understand that it is not possible to predict or identify all such factors. Consequently, the reader should not consider any such list to be a complete statement of all potential risks or uncertainties.

Condensed Interim Financial Data

($ in millions except per share amounts)	4th Q	3rd Q	2nd Q	1st Q
2001				
Sales	**$12,558.0**	**$11,919.6**	**$11,893.1**	**$11,345.1**
Materials and production costs	**7,642.4**	**7,082.8**	**7,204.8**	**7,046.5**
Marketing and administrative expenses	**1,555.4**	**1,525.3**	**1,637.4**	**1,506.2**
Research and development expenses	**716.4**	**590.3**	**602.4**	**547.4**
Equity income from affiliates	**(128.2)**	**(164.1)**	**(215.0)**	**(178.6)**
Other (income) expense, net	**113.5**	**102.2**	**70.0**	**56.1**
Income before taxes	**2,658.5**	**2,783.1**	**2,593.5**	**2,367.5**
Net income	**1,860.9**	**1,948.2**	**1,815.4**	**1,657.3**
Basic earnings per common share	**$.82**	**$.85**	**$.79**	**$.72**
Earnings per common share assuming dilution	**$.81**	**$.84**	**$.78**	**$.71**
2000				
Sales	$11,467.3	$10,567.5	$ 9,477.1	$ 8,851.4
Materials and production costs	6,570.6	5,987.4	5,052.1	4,833.4
Marketing and administrative expenses	1,774.1	1,452.1	1,524.3	1,417.2
Research and development expenses	662.4	609.8	548.0	523.6
Equity income from affiliates	(145.5)	(219.4)	(211.8)	(188.3)
Other (income) expense, net	94.6	96.0	87.2	71.5
Income before taxes	2,511.1	2,641.6	2,477.3	2,194.0
Net income	1,764.4	1,835.9	1,721.7	1,499.6
Basic earnings per common share	$.77	$.80	$.74	$.65
Earnings per common share assuming dilution	$.75	$.78	$.73	$.63

Dividends Paid per Common Share

	Year	4th Q	3rd Q	2nd Q	1st Q
2001	**$1.37**	**$.35**	**$.34**	**$.34**	**$.34**
2000	1.21	.34	.29	.29	.29

Common Stock Market Prices

2001	4th Q	3rd Q	2nd Q	1st Q
High	**$70.60**	**$71.50**	**$80.85**	**$95.25**
Low	**56.80**	**60.35**	**63.65**	**66.00**
2000				
High	$96.69	$77.38	$76.63	$79.00
Low	72.88	63.00	61.88	52.00

The principal market for trading of the common stock is the New York Stock Exchange under the symbol MRK.

Consolidated Statement of Income

Merck & Co., Inc. and Subsidiaries

Years Ended December 31 *($ in millions except per share amounts)*	2001	2000	1999
Sales	$ 47,715.7	$ 40,363.2	$ 32,714.0
Costs, Expenses and Other			
Materials and production	28,976.5	22,443.5	17,534.2
Marketing and administrative	6,224.4	6,167.7	5,199.9
Research and development	2,456.4	2,343.8	2,068.3
Equity income from affiliates	(685.9)	(764.9)	(762.0)
Other (income) expense, net	341.7	349.0	54.1
	37,313.1	30,539.1	24,094.5
Income Before Taxes	10,402.6	9,824.1	8,619.5
Taxes on Income	3,120.8	3,002.4	2,729.0
Net Income	$ 7,281.8	$ 6,821.7	$ 5,890.5
Basic Earnings per Common Share	$3.18	$2.96	$2.51
Earnings per Common Share Assuming Dilution	$3.14	$2.90	$2.45

Consolidated Statement of Retained Earnings

Merck & Co., Inc. and Subsidiaries

Years Ended December 31 *($ in millions)*	2001	2000	1999
Balance, January 1	$ 27,363.9	$ 23,447.9	$ 20,186.7
Net Income	7,281.8	6,821.7	5,890.5
Common Stock Dividends Declared	(3,156.1)	(2,905.7)	(2,629.3)
Balance, December 31	$ 31,489.6	$ 27,363.9	$ 23,447.9

Consolidated Statement of Comprehensive Income

Merck & Co., Inc. and Subsidiaries

Years Ended December 31 *($ in millions)*	2001	2000	1999
Net Income	$ 7,281.8	$ 6,821.7	$ 5,890.5
Other Comprehensive Income (Loss)			
Net unrealized gain on derivatives, net of tax and net income realization	7.3	—	—
Net unrealized gain on investments, net of tax and net income realization	11.1	24.3	25.6
Minimum pension liability, net of tax	(38.6)	(1.6)	3.8
	(20.2)	22.7	29.4
Comprehensive Income	$ 7,261.6	$ 6,844.4	$ 5,919.9

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheet

Merck & Co., Inc. and Subsidiaries

December 31 *($ in millions)*	2001	2000
Assets		
Current Assets		
Cash and cash equivalents	$ 2,144.0	$ 2,536.8
Short-term investments	1,142.6	1,717.8
Accounts receivable	5,215.4	5,262.4
Inventories	3,579.3	3,021.5
Prepaid expenses and taxes	880.3	1,059.4
Total current assets	12,961.6	13,597.9
Investments	6,983.5	4,947.8
Property, Plant and Equipment (at cost)		
Land	315.2	311.6
Buildings	6,653.9	5,514.2
Machinery, equipment and office furnishings	9,807.0	8,576.5
Construction in progress	2,180.4	2,304.9
	18,956.5	16,707.2
Less allowance for depreciation	5,853.1	5,225.1
	13,103.4	11,482.1
Goodwill and Other Intangibles (net of accumulated amortization of $2,224.4 million in 2001 and $1,850.7 million in 2000)	7,476.5	7,374.2
Other Assets	3,481.7	2,752.9
	$44,006.7	$40,154.9
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	$ 5,108.4	$ 4,605.8
Loans payable and current portion of long-term debt	4,066.7	3,319.3
Income taxes payable	1,573.3	1,244.3
Dividends payable	795.8	784.7
Total current liabilities	11,544.2	9,954.1
Long-Term Debt	4,798.6	3,600.7
Deferred Income Taxes and Noncurrent Liabilities	6,776.3	6,746.7
Minority Interests	4,837.5	5,021.0
Stockholders' Equity		
Common stock, one cent par value Authorized – 5,400,000,000 shares Issued – 2,976,129,820 shares – 2001 – 2,968,355,365 shares – 2000	29.8	29.7
Other paid-in capital	6,907.2	6,265.8
Retained earnings	31,489.6	27,363.9
Accumulated other comprehensive income	10.6	30.8
	38,437.2	33,690.2
Less treasury stock, at cost 703,400,499 shares – 2001 660,756,186 shares – 2000	22,387.1	18,857.8
Total stockholders' equity	16,050.1	14,832.4
	$44,006.7	$40,154.9

The accompanying notes are an integral part of this consolidated financial statement.

Consolidated Statement of Cash Flows

Merck & Co., Inc. and Subsidiaries

Years Ended December 31 *($ in millions)*	2001	2000	1999
Cash Flows from Operating Activities			
Income before taxes	$ 10,402.6	$ 9,824.1	$ 8,619.5
Adjustments to reconcile income before taxes to cash provided from operations before taxes:			
Depreciation and amortization	1,463.8	1,277.3	1,144.8
Other	(359.5)	(222.8)	(496.6)
Net changes in assets and liabilities:			
Accounts receivable	(9.2)	(885.8)	(1,021.4)
Inventories	(557.5)	(210.1)	(223.0)
Accounts payable and accrued liabilities	458.3	(37.7)	673.0
Noncurrent liabilities	(261.9)	(94.3)	(150.9)
Other	246.6	204.3	69.9
Cash Provided by Operating Activities Before Taxes	11,383.2	9,855.0	8,615.3
Income Taxes Paid	(2,303.3)	(2,167.7)	(2,484.6)
Net Cash Provided by Operating Activities	9,079.9	7,687.3	6,130.7
Cash Flows from Investing Activities			
Capital expenditures	(2,724.7)	(2,727.8)	(2,560.5)
Purchase of securities, subsidiaries and other investments	(34,780.4)	(28,637.1)	(42,211.2)
Proceeds from sale of securities, subsidiaries and other investments	33,383.0	27,667.5	40,308.7
Proceeds from relinquishment of certain AstraZeneca product rights	–	92.6	1,679.9
Other	(190.2)	(36.5)	(33.9)
Net Cash Used by Investing Activities	(4,312.3)	(3,641.3)	(2,817.0)
Cash Flows from Financing Activities			
Net change in short-term borrowings	259.8	905.6	2,137.9
Proceeds from issuance of debt	1,694.4	442.1	11.6
Payments on debt	(11.0)	(443.2)	(17.5)
Proceeds from issuance of preferred units of subsidiary	–	1,500.0	—
Purchase of treasury stock	(3,890.8)	(3,545.4)	(3,582.1)
Dividends paid to stockholders	(3,145.0)	(2,798.0)	(2,589.7)
Proceeds from exercise of stock options	300.6	640.7	322.9
Other	(279.2)	(149.2)	(152.5)
Net Cash Used by Financing Activities	(5,071.2)	(3,447.4)	(3,869.4)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(89.2)	(83.7)	(28.6)
Net (Decrease) Increase in Cash and Cash Equivalents	(392.8)	514.9	(584.3)
Cash and Cash Equivalents at Beginning of Year	2,536.8	2,021.9	2,606.2
Cash and Cash Equivalents at End of Year	$ 2,144.0	$ 2,536.8	$ 2,021.9

The accompanying notes are an integral part of this consolidated financial statement.

Merck & Co., Inc. and Subsidiaries
($ in millions except per share amounts)

1. Nature of Operations

Merck is a global research-driven pharmaceutical company that discovers, develops, manufactures and markets a broad range of human and animal health products, directly and through its joint ventures, and provides pharmaceutical benefit services through Merck-Medco Managed Care (Merck-Medco). Human health products include therapeutic and preventive agents, generally sold by prescription, for the treatment of human disorders. Pharmaceutical benefit services primarily include sales of prescription drugs through managed prescription drug programs as well as services provided through programs to manage patient health and drug utilization.

Merck sells its human health products and provides pharmaceutical benefit services primarily to drug wholesalers and retailers, hospitals, clinics, government agencies, corporations, labor unions, retirement systems, insurance carriers, managed health care providers such as health maintenance organizations and other institutions.

2. Summary of Accounting Policies

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. For those consolidated subsidiaries where Merck ownership is less than 100%, the outside stockholders' interests are shown as Minority interests. Investments in affiliates over which the Company has significant influence but not a controlling interest are carried on the equity basis.

Foreign Currency Translation – The U.S. dollar is the functional currency for the Company's foreign subsidiaries.

Cash and Cash Equivalents – Cash equivalents are comprised of certain highly liquid investments with original maturities of less than three months.

Inventories – The majority of domestic inventories are valued at the lower of last-in, first-out (LIFO) cost or market. Remaining inventories are valued at the lower of first-in, first-out (FIFO) cost or market.

Revenue Recognition – Revenues from sales of Merck human health products are recognized upon shipment of product. Revenues generated by Merck-Medco's pharmaceutical benefit services, comprised principally of sales of prescription drugs, are recognized, net of certain rebates, upon dispensing of product. Specifically, revenues from plan member orders dispensed at Merck-Medco's mail service pharmacies are recognized when the product is shipped, while revenues from orders dispensed by retail network pharmacies are recognized when the prescription is filled. For the majority of the retail business, Merck-Medco assumes financial risk through having independent contractual arrangements to bill plan sponsors and pay the retail network pharmacy providers. In such cases, revenues are recognized based on the prescription drug price negotiated with the plan sponsor. When Merck-Medco acts solely as a liaison to reimburse retail pharmacies on the plan sponsor's behalf, no financial risk has been assumed, and therefore, revenues are recognized only for the amount of the administrative fee received from the plan sponsor.

Merck-Medco has contracts with multiple pharmaceutical manufacturers that offer rebates on drugs included on Merck-Medco formularies. These rebates are recognized as a credit to cost of sales in the period earned based upon the dispensed volume of specific drugs stipulated in the contracts.

Depreciation – Depreciation is provided over the estimated useful lives of the assets, principally using the straight-line method. For tax purposes, accelerated methods are used. The estimated useful lives primarily range from 10 to 50 years for Buildings, and from 3 to 15 years for Machinery, equipment and office furnishings.

Goodwill and Other Intangibles – Goodwill of $4.1 billion in 2001 and $3.8 billion in 2000 (net of accumulated amortization) represents the excess of acquisition costs over the fair value of net assets of businesses purchased and is amortized on a straight-line basis over periods up to 40 years. Under Statement No. 142, Goodwill and Other Intangible Assets (FAS 142), goodwill associated with acquisitions subsequent to June 30, 2001 is not amortized. (See Note 3.) Effective January 1, 2002, goodwill existing at June 30, 2001 will no longer be amortized, but rather, evaluated for impairment on an annual basis using a fair value based test. Other acquired intangibles principally include customer relationships of $2.5 billion in 2001 and 2000 (net of accumulated amortization) that arose in connection with the acquisition of Medco Containment Services, Inc. (renamed Merck-Medco) and patent rights approximating $.6 billion in 2001 and $.7 billion in 2000 (net of accumulated amortization) acquired as part of the restructuring of Astra Merck Inc. (AMI). (See Note 4.) These acquired intangibles are recorded at cost and are amortized on a straight-line basis over their estimated useful lives of up to 40 years. The weighted average amortization period for other intangibles was 29 years at December 31, 2001 and 2000. The Company reviews other intangibles to assess recoverability from future operations using undiscounted cash flows derived from the lowest appropriate asset groupings, generally the subsidiary level. Impairments are recognized in operating results to the extent that carrying value exceeds fair value, which is determined based on the net present value of estimated future cash flows.

Stock-Based Compensation – Employee stock-based compensation is recognized using the intrinsic value method. For disclosure purposes, pro forma net income and earnings per share impacts are provided as if the fair value method had been applied.

Use of Estimates – The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States (GAAP) and, accordingly, include amounts that are based on management's best estimates and judgments. Estimates are used in determining such items as provisions for rebates, returns and allowances, depreciable/amortizable lives, pension and other postretirement benefit plan assumptions, and amounts recorded for contingencies, environmental liabilities and other reserves. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates. The Company is not aware of reasonably likely events or circumstances which would result in different amounts being reported that would have a material impact on results of operations or financial condition.

Reclassifications – Certain reclassifications have been made to prior year amounts to conform with current year presentation.

3. Acquisition

On July 19, 2001, the Company completed its acquisition of Rosetta Inpharmatics, Inc. (Rosetta), a leading informational genomics company, in a tax-free reorganization. Rosetta has designed and developed several unique technologies to efficiently analyze gene data to predict how medical compounds will interact with different kinds of cells in the body, therefore allowing Merck scientists to more precisely select drug targets and potentially accelerate the development process. The acquisition was accounted for under the purchase method and, accordingly, Rosetta's results of operations have been included with the Company's since the acquisition date. Pro forma information is not provided as the transaction does not have a material impact on the Company's results of operations or financial position.

In accordance with the May 10, 2001 Agreement and Plan of Merger (the Agreement), each share of outstanding Rosetta stock was converted into .2352 shares of Merck stock, resulting in the issuance by the Company of approximately 7.7 million shares of common stock. The aggregate purchase price of the transaction approximated $633.7 million, including a $587.1 million common share value, $33.5 million representing employee stock options valued as of the Agreement date, and $13.1 million of estimated transaction fees. The preliminary allocation of the purchase price resulted in tangible assets of $188.5 million, consisting primarily of cash and short-term investments; other intangible assets of $44.1 million; liabilities assumed of $31.1 million, including deferred tax liabilities of $16.0 million associated with the other intangible assets; and goodwill totaling $432.2 million. Other intangibles, which have a weighted average useful life approximating five years in aggregate and by major class, include $27.3 million of patent rights and $16.7 million of contractual agreements. In accordance with FAS 142, the goodwill associated with the Rosetta acquisition is not amortized.

4. Joint Ventures

In 1982, Merck entered into an agreement with Astra AB (Astra) to develop and market Astra's products under a royalty-bearing license. In 1993, the Company's total sales of Astra products reached a level that triggered the first step in the establishment of a joint venture business carried on by AMI, in which Merck and Astra each owned a 50% share. This joint venture, formed in 1994, developed and marketed most of Astra's new prescription medicines in the United States including *Prilosec*, the first of a class of medications known as proton pump inhibitors, which slows the production of acid from the cells of the stomach lining.

In 1998, Merck and Astra completed the restructuring of the ownership and operations of the joint venture whereby the Company acquired Astra's interest in AMI, renamed KBI Inc. (KBI), and contributed KBI's operating assets to a new U.S. limited partnership, Astra Pharmaceuticals L.P. (the Partnership), in exchange for a 1% limited partner interest. Astra contributed the net assets of its wholly owned subsidiary, Astra USA, Inc., to the Partnership in exchange for a 99% general partner interest. The Partnership, renamed AstraZeneca LP (AZLP) upon Astra's 1999 merger with Zeneca Group Plc (the AstraZeneca merger), became the exclusive distributor of the products for which KBI retained rights.

While maintaining a 1% limited partner interest in AZLP, Merck has consent and protective rights intended to preserve its business and economic interests, including restrictions on the power of the general partner to make certain distributions or dispositions. Furthermore, in limited events of default, additional rights will be granted to the Company, including powers to direct the actions of, or remove and replace, the Partnership's chief executive officer and chief financial officer. Merck earns certain Partnership returns as well as ongoing revenue based on sales of current and future KBI products. The Partnership returns include a priority return provided for in the Partnership Agreement, variable returns based, in part, upon sales of certain former Astra USA, Inc. products, and a preferential return representing Merck's share of undistributed AZLP GAAP earnings. These returns, which are recorded as Equity income from affiliates, aggregated $642.8 million, $637.5 million and $633.6 million in 2001, 2000 and 1999, respectively. The AstraZeneca merger triggers a partial redemption of Merck's limited partnership interest in 2008. Upon this redemption, AZLP will distribute to KBI an amount based primarily on a multiple of Merck's annual revenue derived from sales of the former Astra USA, Inc. products for the three years prior to the redemption (the Limited Partner Share of Agreed Value).

In conjunction with the 1998 restructuring, for a payment of $443.0 million, which was deferred, Astra purchased an option (the Asset Option) to buy Merck's interest in the KBI products, excluding the gastrointestinal medicines *Prilosec* and *Nexium*. The Asset Option is exercisable in 2010 at an exercise price equal to the net present value as of March 31, 2008 of projected future pretax revenue to be received by the Company from the KBI products (the Appraised Value). Merck also has the right to require Astra to purchase such interest in 2008 at the Appraised Value. In addition, the Company granted Astra an option to buy Merck's common stock interest in KBI at an exercise price based on the net present value of estimated future net sales of *Prilosec* and *Nexium*. This option is exercisable two years after Astra's purchase of Merck's interest in the KBI products.

The 1999 AstraZeneca merger constituted a Trigger Event under the KBI restructuring agreements. As a result of the merger, Astra was required to make two one-time payments to Merck totaling approximately $1.8 billion. In exchange for Merck's relinquishment of rights to future Astra products with no existing or pending U.S. patents at the time of the merger, Astra paid $967.4 million (the Advance Payment), which is subject to a true-up calculation in 2008 that may require repayment of all or a portion of this amount. The True-Up Amount is directly dependent on the fair market value in 2008 of the Astra product rights retained by the Company. Accordingly, recognition of this contingent income has been deferred until the realizable amount, if any, is determinable, which is not anticipated prior to 2008. The Company was also entitled to receive a Lump Sum Payment in an amount that it estimated as $822.0 million. Astra paid $712.5 million of the Lump Sum

Payment in 1999 and disputed its obligation to pay the remainder. One-half of the expected payment reduced goodwill by $411.0 million, less 50% of a reserve relating to disputed proceeds. The balance was recorded in Other (income) expense, net. In 2000, arbitration over the disputed proceeds concluded and the Company received $87.2 million plus interest.

Under the provisions of the KBI restructuring agreements, because a Trigger Event has occurred, the sum of the Limited Partner Share of Agreed Value, the Appraised Value and the True-Up Amount is guaranteed to be a minimum of $4.7 billion. Distribution of the Limited Partner Share of Agreed Value and payment of the True-Up Amount will occur in 2008. AstraZeneca's purchase of Merck's interest in the KBI products is contingent upon the exercise of either Merck's option in 2008 or AstraZeneca's option in 2010 and, therefore, payment of the Appraised Value may or may not occur.

In 1989, Merck formed a joint venture with Johnson & Johnson to develop and market a broad range of nonprescription medicines for U.S. consumers. This 50% owned venture was expanded into Europe in 1993, and into Canada in 1996. Sales of product marketed by the joint venture were $395.0 million for 2001, $429.1 million for 2000 and $451.4 million for 1999.

In 1994, Merck and Pasteur Mérieux Connaught (now Aventis Pasteur) established an equally owned joint venture to market vaccines in Europe and to collaborate in the development of combination vaccines for distribution in Europe. Joint venture vaccine sales were $499.6 million for 2001, $540.9 million for 2000 and $566.8 million for 1999.

In 1997, Merck and Rhône-Poulenc (now Aventis) combined their animal health and poultry genetics businesses to form Merial Limited (Merial), a fully integrated animal health company, which is a stand-alone joint venture, equally owned by each party. Merial provides a comprehensive range of pharmaceuticals and vaccines to enhance the health, well-being and performance of a wide range of animal species. Merial sales were $1.7 billion for 2001, $1.6 billion for 2000 and $1.7 billion for 1999.

In May 2000, the Company and Schering-Plough Corporation (Schering-Plough) entered into agreements to create separate partnerships to develop and market in the United States new prescription medicines in the cholesterol-management and respiratory therapeutic areas. These partnerships are pursuing the development and marketing of *Zetia*, an investigational cholesterol absorption inhibitor discovered by Schering-Plough, as a once-daily monotherapy and in co-administration with statins; *Zetia* as a once-daily combination tablet with *Zocor*; and a once-daily combination tablet of *Singulair* and *Claritin*, Schering-Plough's nonsedating antihistamine, for the treatment of allergic rhinitis and asthma. In December 2001, the Company and Schering-Plough announced the worldwide expansion (excluding Japan) of the cholesterol-management partnership.

5. Affiliates Accounted for Using the Equity Method

Investments in affiliates accounted for using the equity method are included in Other assets and were $2.0 billion at December 31, 2001 and $1.7 billion at December 31, 2000. Dividends and distributions received from these affiliates were $572.2 million in 2001, $475.5 million in 2000 and $412.2 million in 1999.

6. Financial Instruments

Effective January 1, 2001, the Company adopted the provisions of Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133), which establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at fair value and that changes in fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Upon adoption of FAS 133, the Company recorded a favorable cumulative effect of accounting change of $45.5 million after tax in Other comprehensive income (loss), representing the mark to fair value of purchased local currency put options. (See Note 17.) The cumulative effect of accounting change recorded in Net income was not significant.

Foreign Currency Risk Management

A significant portion of the Company's cash flows are denominated in foreign currencies. Merck relies on sustained cash flows generated from foreign sources to support its long-term commitment to U.S. dollar-based research and development. To the extent the dollar value of cash flows is diminished as a result of a strengthening dollar, the Company's ability to fund research and other dollar-based strategic initiatives at a consistent level may be impaired. The Company has established revenue hedging and balance sheet risk management programs to protect against volatility of future foreign currency cash flows and changes in fair value caused by volatility in foreign exchange rates.

The objective of the revenue hedging program is to reduce the potential for longer-term unfavorable changes in foreign exchange to decrease the U.S. dollar value of future cash flows derived from foreign currency denominated sales, primarily the euro and Japanese yen. To achieve this objective, the Company will partially hedge anticipated sales that are expected to occur over its planning cycle, typically no more than three years into the future. The Company will layer in hedges over time, increasing the portion of sales hedged as it gets closer to the expected date of the transaction. The portion of sales hedged is based on assessments of cost-benefit profiles that consider natural offsetting exposures, revenue and exchange rate volatilities and correlations, and the cost of hedging instruments. Merck manages its anticipated transaction exposure principally with purchased local currency put options which provide the Company with a right, but not an obligation, to sell foreign currencies in the future at a predetermined price. If the U.S. dollar strengthens relative to the currency of the hedged anticipated sales, total changes in the options' cash flows fully offset the decline in the expected future U.S. dollar cash flows of the hedged foreign currency sales. Conversely, if the U.S. dollar weakens, the options' value reduces to zero, but the Company benefits from the increase in the value of the anticipated foreign currency cash flows.

During the first four months of 2001, changes in the options' intrinsic value were deferred in Accumulated other comprehensive income (AOCI) until recognition of the hedged anticipated revenue. Amounts associated with option time value, which was excluded from the designated hedge relationship and marked to fair value through earnings, were not significant. Effective May 2001, as permitted by FAS 133 implementation guidance finalized in June 2001, the designated hedge relationship is based on total changes in the options' cash flows. Accordingly, the entire fair value change in the options is deferred in AOCI and reclassified into Sales when the hedged anticipated revenue is recognized. No hedge ineffectiveness is recorded. The fair values of purchased currency options are reported in Accounts receivable or Other assets.

A primary objective of the balance sheet risk management program is to protect the U.S. dollar value of foreign currency denominated net monetary assets from the effects of volatility in foreign exchange that might occur prior to their conversion to U.S. dollars. Merck seeks to fully offset the effects of exchange on exposures denominated in developed country currencies, primarily the euro, Japanese yen and Canadian dollar, and will either partially offset or not offset at all exposures in developing countries where we consider the cost of derivative instruments to be uneconomic or when such instruments are unavailable at any cost. The Company will also minimize the effect of exchange on monetary assets and liabilities by managing operating activities and net asset positions at the local level. Merck principally utilizes forward exchange contracts which enable the Company to buy and sell foreign currencies in the future at fixed exchange rates and offset the consequences of changes in foreign exchange on the amount of U.S. dollar cash flows derived from the net assets. Prior to conversion to U.S. dollars, monetary assets and liabilities are remeasured at spot rates in effect on the balance sheet date. The effects of changes in spot rates are reported in Other (income) expense, net. The forward contracts, which are not designated as hedges, are marked to market through Other (income) expense, net. Fair value changes in the forward contracts offset the changes in the value of the remeasured assets and liabilities attributable to changes in foreign currency exchange rates, except to the extent of the spot-forward differences. These differences are not significant due to the short-term nature of the contracts, which typically have average maturities at inception of less than one year.

The Company also uses forward contracts to hedge the changes in fair value of certain foreign currency denominated available-for-sale securities attributable to fluctuations in foreign currency exchange rates. Changes in the fair value of the hedged securities due to fluctuations in spot rates are offset in Other (income) expense, net, by the fair value changes in the forward contracts attributable to spot rate fluctuations. Hedge ineffectiveness was not material during 2001. Changes in the contracts' fair value due to spot-forward differences are excluded from the designated hedge relationship and recognized in Other (income) expense, net. These amounts were not significant for the year ended December 31, 2001.

The fair values of forward exchange contracts are reported in Accounts receivable, Other assets, Accounts payable and accrued liabilities or Deferred income taxes and noncurrent liabilities.

Interest Rate Risk Management

The Company may use interest rate swap contracts on certain investing and borrowing transactions to manage its net exposure to interest rate changes and to reduce its overall cost of borrowing. The Company does not use leveraged swaps and, in general, does not leverage any of its investment activities that would put principal capital at risk.

In July 2001, the Company entered into a five-year $500.0 million notional amount pay-floating, receive-fixed interest rate swap contract designated as a hedge of the fair value changes in $500.0 million of five-year fixed rate notes attributable to changes in the benchmark London Interbank Offered Rate (LIBOR) swap rate. In December 2001, the Company entered into a similar three-year swap contract designated as a fair value hedge of $500.0 million of three-year fixed rate notes. The swaps effectively convert fixed rate obligations to floating rate instruments. The fair value changes in the notes are fully offset in interest expense by the fair value changes in the swap contracts.

The Company is also a party to a seven-year combined interest rate and currency swap contract entered into in 1997 which converts a variable rate foreign currency denominated investment to a variable rate U.S. dollar investment. In 2000, a portion of this contract was terminated in conjunction with the sale of a portion of the related asset with an immaterial impact on net income. The interest rate component of the swap is not designated as a hedge. The currency swap component is designated as a hedge of the changes in fair value of the investment attributable to exchange. Accordingly, changes in the fair value of the investment due to fluctuations in spot rates are offset in Other (income) expense, net, by fair value changes in the currency swap. Hedge ineffectiveness was not significant during 2001. In 2000, a similar five-year swap contract matured and the related asset was sold with an immaterial impact on net income.

The fair values of these contracts are reported in Accounts receivable, Other assets, Accounts payable and accrued liabilities or Deferred income taxes and noncurrent liabilities.

Fair Value of Financial Instruments

Summarized below are the carrying values and fair values of the Company's financial instruments at December 31, 2001 and 2000. Fair values were estimated based on market prices, where available, or dealer quotes.

	2001		2000	
	Carrying Value	**Fair Value**	Carrying Value	Fair Value
Assets				
Cash and cash equivalents	**$ 2,144.0**	**$ 2,144.0**	$ 2,536.8	$ 2,536.8
Short-term investments	**1,142.6**	**1,141.7**	1,717.8	1,717.1
Long-term investments	**6,983.5**	**6,983.4**	4,947.8	4,945.6
Purchased currency options	**17.6**	**17.6**	43.8	120.7
Forward exchange contracts and currency swap	**195.4**	**195.4**	99.3	99.3
Interest rate swaps	**11.3**	**11.3**	–	–
Liabilities				
Loans payable and current portion of long-term debt	**$ 4,066.7**	**$ 4,070.5**	$ 3,319.3	$ 3,320.4
Long-term debt	**4,798.6**	**4,860.4**	3,600.7	3,537.3
Forward exchange contracts	**35.9**	**35.9**	42.1	42.1

A summary of the carrying values and fair values of the Company's investments at December 31 is as follows:

	2001		2000	
	Carrying Value	**Fair Value**	Carrying Value	Fair Value
Available-for-sale				
Debt securities	**$7,308.9**	**$7,308.9**	$5,476.9	$5,476.9
Equity securities	**630.6**	**630.6**	773.8	773.8
Held-to-maturity securities	**186.6**	**185.6**	414.9	412.0

A summary at December 31 of those gross unrealized gains and losses on the Company's available-for-sale investments, recorded net of tax and minority interests in AOCI, is as follows:

	2001		2000	
	Gross Unrealized		Gross Unrealized	
	Gains	**Losses**	Gains	Losses
Debt securities	**$144.7**	**$(19.5)**	$79.0	$(10.5)
Equity securities	**32.6**	**(79.3)**	126.3	(83.4)

Available-for-sale debt securities and held-to-maturity securities maturing within one year totaled $1.0 billion and $163.9 million, respectively, at December 31, 2001. Of the remaining debt securities, $5.2 billion mature within five years.

At December 31, 2001 and 2000, $575.0 million of held-to-maturity securities maturing within two years set off $575.0 million of 5.0% non-transferable note obligations due by 2003 issued by the Company.

Concentrations of Credit Risk

As part of its ongoing control procedures, the Company monitors concentrations of credit risk associated with corporate issuers of securities and financial institutions with which it conducts business. Credit risk is minimal as credit exposure limits are established to avoid a concentration with any single issuer or institution. The Company also monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Concentrations of credit risk associated with these trade receivables are considered minimal due to the Company's diverse customer base. Bad debts have been minimal. The Company does not normally require collateral or other security to support credit sales.

7. Inventories

Inventories at December 31 consisted of:

	2001	2000
Finished goods	**$2,155.7**	$1,762.8
Raw materials and work in process	**1,340.7**	1,174.9
Supplies	**82.9**	83.8
Total (approximates current cost)	**3,579.3**	3,021.5
Reduction to LIFO cost	**–**	–
	$3,579.3	$3,021.5

Inventories valued under the LIFO method comprised approximately 41% and 42% of inventories at December 31, 2001 and 2000, respectively.

8. Loans Payable and Long-Term Debt

Loans payable at December 31, 2001 and 2000 consisted primarily of $3.4 billion and $3.1 billion, respectively, of commercial paper borrowings. Loans payable at December 31, 2001 also included $500.0 million of notes with annual interest rate resets and a final maturity of ten years. On an annual basis, the notes will either be repurchased from the holders at the option of the remarketing agent and remarketed, or redeemed by the Company. Loans payable also reflected $113.0 million and $120.0 million of 5.8% notes at December 31, 2001 and 2000, respectively. These notes, due 2037, are subject to repayment at par at the option of the holders in May of each year. The remainder in both years was principally borrowings by foreign subsidiaries. The weighted average interest rate for these borrowings was 2.5% and 6.6% at December 31, 2001 and 2000, respectively.

Long-term debt at December 31 consisted of:

	2001	2000
6.0% Astra note due 2008	**$1,380.0**	$1,380.0
5.3% notes due 2006	**507.9**	–
4.1% notes due 2005	**501.4**	–
6.8% euronotes due 2005	**499.5**	499.4
6.4% debentures due 2028	**499.1**	499.0
6.0% debentures due 2028	**496.3**	496.1
Variable rate borrowings due 2004	**300.0**	300.0
6.3% debentures due 2026	**247.2**	247.0
Other	**367.2**	179.2
	$4,798.6	$3,600.7

At December 31, 2001, the Company was a party to interest rate swap contracts which effectively convert the 5.3% and 4.1% fixed rate notes to floating rate instruments. (See Note 6.)

Other at December 31, 2001 and 2000 consisted primarily of $332.6 million and $141.9 million of borrowings at variable rates averaging 1.6% and 5.7%, respectively. At December 31, 2001, $158.7 million and $106.0 million of these borrowings are subject to repayment at the option of the holders beginning in 2011 and 2010, respectively. In both years, Other also consisted of foreign borrowings at varying rates up to 9.0%.

The aggregate maturities of long-term debt for each of the next five years are as follows: 2002, $12.2 million; 2003, $9.0 million; 2004, $307.5 million; 2005, $1.0 billion; 2006, $514.4 million.

9. Contingencies and Environmental Liabilities

The Company is involved in various claims and legal proceedings of a nature considered normal to its business, principally product liability and intellectual property cases. Additionally, the Company, along with numerous other defendants, is a party in several antitrust actions brought by retail pharmacies and consumers, alleging conspiracies in restraint of trade and challenging pricing and/or purchasing practices, one of which has been certified as a federal class action and a number of which have been certified as state class actions. In 1996, the Company and several other defendants finalized an agreement to settle the federal class action alleging conspiracy, which represents the single largest group of retail pharmacy claims. Since that time, the Company has entered into other settlements on satisfactory terms. In October 2001, the Judicial Panel on Multi-District Litigation (Panel) determined that consolidated pretrial proceedings in federal district court in Chicago were substantially completed. The Panel ordered that all of the federal antitrust conspiracy cases, several of which have not been settled by the Company, be returned to the federal district courts in which each case was originally filed. The cases have now been returned to those courts for further proceedings. The Company has not engaged in any conspiracy, and no admission of wrongdoing was made nor was included in any settlement agreements. While it is not feasible to predict or determine the final outcome of the remaining proceedings, management does not believe that they should result in a materially adverse effect on the Company's financial position, results of operations or liquidity.

The Company is also a party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, as well as under other federal and state statutes. When a legitimate claim for contribution is asserted, a liability is initially accrued based upon the estimated transaction costs to manage the site. Accruals are adjusted as feasibility studies and related cost assessments of remedial techniques are completed, and as the extent to which other potentially responsible parties (PRPs) who may be jointly and severally liable can be expected to contribute is determined.

The Company is also remediating environmental contamination resulting from past industrial activity at certain of its sites and takes an active role in identifying and providing for these costs. A worldwide survey was initially performed to assess all sites for potential contamination resulting from past industrial activities. Where assessment indicated that physical investigation was warranted, such investigation was performed, providing a better evaluation of the need for remedial action. Where such need was identified, remedial action was then initiated. Estimates of the extent of contamination at each site were initially made at the pre-investigation stage and liabilities for the potential cost of remediation were accrued at that time. As more definitive information became available during the course of investigations and/or remedial efforts at each site, estimates were refined and accruals were adjusted accordingly. These estimates and related accruals continue to be refined annually.

In management's opinion, the liabilities for all environmental matters which are probable and reasonably estimable have been accrued and totaled $217.8 million and $250.0 million at December 31, 2001 and 2000, respectively. These liabilities are undiscounted, do not consider potential recoveries from insurers or other parties and will be paid out over the periods of remediation for the applicable sites, which are expected to occur primarily over the next 15 years. Although it is not possible to predict with certainty the outcome of these matters, or the ultimate costs of remediation, management does not believe that any reasonably possible expenditures that may be incurred in excess of the liabilities accrued should exceed $120.0 million in the aggregate. Management also does not believe that these expenditures should result in a materially adverse effect on the Company's financial position, results of operations, liquidity or capital resources for any year.

10. Preferred Stock of Subsidiary Companies

In March 2000, a wholly-owned subsidiary of the Company issued $1.5 billion par value of variable rate preferred units. The units are redeemable at par value plus accrued dividends at the option of the issuer at any time. They are also redeemable at the option of the holders in March 2010, and at the end of each five-year interval thereafter. In addition, certain provisions could lead the Company's subsidiary to decide to redeem the preferred units if the credit ratings on the Company's unsecured senior debt obligations fall below specified levels, the likelihood of which the Company believes is remote. Because the preferred securities are held at the subsidiary level, they are included in Minority interests in the consolidated financial statements.

In connection with the 1998 restructuring of AMI (see Note 4), the Company assumed a $2.4 billion par value preferred stock obligation with a dividend rate of 5% per annum which is carried by KBI and included in Minority interests. While a small portion of the preferred stock carried by KBI is convertible into KBI common shares, none of the preferred securities are convertible into the Company's common shares and, therefore, they are not included as common shares issuable for purposes of computing Earnings per common share assuming dilution. (See Note 16.)

11. Stockholders' Equity

Other paid-in capital increased by $641.4 million, $345.3 million and $306.0 million in 2001, 2000 and 1999, respectively. The increase in 2001 includes $615.3 million resulting from shares issued and equivalent employee stock options assumed in connection with the Rosetta acquisition. (See Note 3.) The remaining increases primarily reflect the impact of shares issued upon exercise of stock options and related income tax benefits.

A summary of treasury stock transactions (shares in millions) is as follows:

	2001		2000		1999	
	Shares	Cost	Shares	Cost	Shares	Cost
Balance, Jan. 1	**660.8**	**$18,857.8**	638.9	$16,164.6	607.4	$13,007.8
Purchases	**54.5**	**3,890.8**	52.5	3,545.4	50.0	3,582.1
Issuances[1]	**(11.9)**	**(361.5)**	(30.6)	(852.2)	(18.5)	(425.3)
Balance, Dec. 31	**703.4**	**$22,387.1**	660.8	$18,857.8	638.9	$16,164.6

[1] *Issued primarily under stock option plans.*

At December 31, 2001 and 2000, 10 million shares of preferred stock, without par value, were authorized; none were issued.

12. Stock Option Plans

The Company has stock option plans under which employees, non-employee directors and employees of certain of the Company's equity method investees may be granted options to purchase shares of Company common stock at the fair market value at the time of the grant. Options generally vest in 5 years and expire in 10 years from the date of grant. The Company's stock option plan for employees also provides for the granting of performance-based stock awards. In connection with Merck's acquisitions of SIBIA Neurosciences, Inc. and Rosetta in 1999 and 2001, respectively, and Merck-Medco's 2000 acquisition of ProVantage Health Services, Inc., stock options outstanding on the acquisition dates were converted into options to purchase shares of Company common stock with equivalent value.

Summarized information relative to the Company's stock option plans (shares in thousands) is as follows:

	Number of Shares	Average Price[1]
Outstanding at December 31, 1998	172,340.7	$34.20
Granted	28,929.5	80.04
Exercised	(18,367.7)	17.59
Forfeited	(4,363.7)	51.08
Equivalent options assumed	153.8	40.55
Outstanding at December 31, 1999	178,692.6	42.92
Granted	32,947.5	66.97
Exercised	(30,638.4)	20.91
Forfeited	(4,774.7)	61.80
Equivalent options assumed	149.7	78.94
Outstanding at December 31, 2000	176,376.7	50.75
Granted	**36,767.6**	**79.12**
Exercised	**(11,604.4)**	**25.90**
Forfeited	**(5,021.0)**	**68.78**
Equivalent options assumed	**681.8**	**30.78**
Outstanding at December 31, 2001	**197,200.7**	**$56.98**

[1] *Weighted average exercise price.*

The number of shares and average price of options exercisable at December 31, 2001, 2000 and 1999 were 55.1 million shares at $27.09, 42.5 million shares at $21.56 and 51.3 million shares at $19.14, respectively. At December 31, 2001 and 2000, 87.6 million shares and 28.9 million shares, respectively, were available for future grants under the terms of these plans.

The Company accounts for stock-based compensation using the intrinsic value method. Accordingly, no compensation expense is recognized for its stock-based compensation plans other than for its employee performance-based awards and options granted to employees of certain equity method investees, the total of which is not significant. Had the fair value method of accounting, which requires recognition of compensation cost ratably over the vesting period of the underlying equity instruments, been applied to all of the Company's stock option plans, Net income would have been reduced by $401.1 million, or $.17 per share in 2001, $359.8 million, or $.15 per share in 2000 and $288.9 million, or $.12 per share in 1999. The average fair value of employee and non-employee director options granted during 2001, 2000 and 1999 was $25.42, $23.28 and $24.75, respectively. This fair value was estimated using the Black-Scholes option-pricing model based on the weighted average market price at grant date of $79.10 in 2001, $66.81 in 2000 and $80.04 in 1999 and the following weighted average assumptions:

Years Ended December 31	**2001**	2000	1999
Dividend yield	**1.7%**	1.8%	1.4%
Risk-free interest rate	**4.8%**	6.5%	5.1%
Volatility	**29%**	28%	24%
Expected life (years)	**6.7**	6.6	6.7

Summarized information about stock options outstanding and exercisable at December 31, 2001 (shares in thousands) is as follows:

Exercise Price Range	Outstanding			Exercisable	
	Number of Shares	Average Life[1]	Average Price[2]	Number of Shares	Average Price[2]
Under $15	**4,660.8**	**6.02**	**$12.92**	**4,660.8**	**$12.92**
$15 to 25	**26,853.5**	**2.54**	**18.78**	**26,754.8**	**18.77**
$25 to 40	**18,919.8**	**4.15**	**32.71**	**18,554.8**	**32.69**
$40 to 50	**23,577.6**	**5.10**	**48.60**	**1,007.5**	**46.25**
$50 to 65	**30,412.8**	**5.95**	**62.53**	**1,904.2**	**57.15**
$65 to 80	**65,743.9**	**8.32**	**72.93**	**1,924.5**	**72.80**
Over $80	**27,032.3**	**7.03**	**81.76**	**313.3**	**91.67**
	197,200.7			**55,119.9**	

[1] *Weighted average contractual life remaining in years.*

[2] *Weighted average exercise price.*

13. Pension and Other Postretirement Benefit Plans

The net cost for the Company's pension plans consisted of the following components:

Years Ended December 31	2001	2000	1999
Service cost	$ 190.4	$ 171.2	$ 159.4
Interest cost	217.4	199.7	179.0
Expected return on plan assets	(287.9)	(266.6)	(229.4)
Net amortization	27.9	11.5	27.0
Net pension cost	$ 147.8	$ 115.8	$ 136.0

The net pension cost attributable to international plans included in the above table was $67.3 million in 2001, $73.3 million in 2000 and $66.9 million in 1999.

The net cost of postretirement benefits other than pensions consisted of the following components:

Years Ended December 31	2001	2000	1999
Service cost	$ 52.7	$ 36.5	$ 39.4
Interest cost	77.4	62.0	58.8
Expected return on plan assets	(84.6)	(94.5)	(73.2)
Net amortization	(11.4)	(29.5)	(18.7)
Net postretirement benefit cost	$ 34.1	$(25.5)	$ 6.3

The cost of health care and life insurance benefits for active employees was $307.2 million in 2001, $263.0 million in 2000 and $212.7 million in 1999.

Summarized information about the changes in plan assets and benefit obligation is as follows:

	Pension Benefits		Other Postretirement Benefits	
	2001	2000	2001	2000
Fair value of plan assets at January 1	$3,121.3	$3,368.9	$ 861.3	$ 948.6
Actual return on plan assets	(258.1)	(195.8)	(56.5)	(80.8)
Company contributions	250.2	169.0	–	–
Benefits paid from plan assets	(255.0)	(228.3)	(7.9)	(6.5)
Other	6.1	7.5	–	–
Fair value of plan assets at December 31	$2,864.5	$3,121.3	$ 796.9	$ 861.3
Benefit obligation at January 1	$3,166.8	$2,820.9	$ 909.8	$ 818.6
Service cost	190.4	171.2	52.7	36.5
Interest cost	217.4	199.7	77.4	62.0
Actuarial losses (gains)	283.0	220.5	177.1	36.4
Benefits paid	(272.5)	(252.0)	(50.9)	(43.7)
Plan amendments	26.6	13.4	(11.5)	–
Other	0.1	(6.9)	–	–
Benefit obligation at December 31	$3,611.8	$3,166.8	$1,154.6	$ 909.8

The fair value of international pension plan assets included in the preceding table was $879.7 million in 2001 and $959.0 million in 2000. The pension benefit obligation of international plans included in this table was $1.2 billion in 2001 and $1.1 billion in 2000.

A reconciliation of the plans' funded status to the net asset (liability) recognized at December 31 is as follows:

	Pension Benefits		Other Postretirement Benefits	
	2001	2000	2001	2000
Plan assets less than benefit obligation	$ (747.3)	$ (45.5)	$(357.7)	$ (48.5)
Unrecognized net loss (gain)	1,331.2	538.3	215.6	(101.3)
Unrecognized plan changes	84.4	72.9	(100.7)	(102.2)
Unrecognized transitional net asset	(6.3)	(15.8)	–	–
Net asset (liability)	$ 662.0	$ 549.9	$(242.8)	$(252.0)
Recognized as:				
Other assets	$ 853.2	$ 713.1	$ –	$ –
Accounts payable and accrued liabilities	(17.1)	(2.8)	(24.9)	(24.8)
Deferred income taxes and noncurrent liabilities	(412.2)	(280.4)	(217.9)	(227.2)
Accumulated other comprehensive loss	238.1	120.0	–	–

For pension plans with benefit obligations in excess of plan assets at December 31, 2001 and 2000, the fair value of plan assets was $2.3 billion and $721.1 million, respectively, and the benefit obligation was $3.1 billion and $1.2 billion, respectively. For those plans with accumulated benefit obligations in excess of plan assets at December 31, 2001 and 2000, the fair value of plan assets was $387.7 million and $336.2 million, respectively, and the accumulated benefit obligation was $697.6 million and $537.4 million, respectively.

Assumptions used in determining U.S. plan information are as follows:

December 31	Pension and Other Postretirement Benefits		
	2001	2000	1999
Discount rate	**7.25%**	7.50%	7.75%
Expected rate of return on plan assets	**10.0**	10.0	10.0
Salary growth rate	**4.5**	4.5	4.5

For the three years presented, international pension plan assumptions ranged from 2.0% to 8.0% for the discount rate, 5.5% to 9.0% for the expected rate of return on plan assets and 2.0% to 5.0% for the salary growth rate.

Unrecognized net loss (gain) amounts, which reflect experience differentials, primarily relating to differences between expected and actual returns on plan assets as well as the effects of changes in actuarial assumptions, are amortized over the average remaining service period of employees.

The health care cost trend rate for other postretirement benefit plans was 9.0% at December 31, 2001. The rate is expected to decline to 5.0% over a 7-year period. A one percentage point change in the health care cost trend rate would have had the following effects:

	One Percentage Point	
	Increase	Decrease
Effect on total service and interest cost components	**$ 26.0**	**$ (21.4)**
Effect on benefit obligation	**186.8**	**(160.4)**

14. Other (Income) Expense, Net

Years Ended December 31	2001	2000	1999
Interest income	**$ (490.1)**	$ (470.6)	$ (364.7)
Interest expense	**464.7**	484.4	316.9
Exchange gains	**(3.5)**	(34.4)	(27.2)
Minority interests	**290.6**	308.7	222.3
Amortization of goodwill and other intangibles	**330.1**	319.1	317.4
Other, net	**(250.1)**	(258.2)	(410.6)
	$ 341.7	$ 349.0	$ 54.1

Minority interests include third parties' share of exchange gains and losses arising from translation of the financial statements into U.S. dollars. The increase in minority interests in 2000 primarily reflects dividends on preferred units of a subsidiary issued in March 2000. (See Note 10.)

In 1999, Other, net, includes $411.0 million of income associated with the Lump Sum Payment from Astra, partially offset by a reserve relating to disputed proceeds (see Note 4) and $110.0 million of charges primarily for endowment of both The Merck Company Foundation and The Merck Genome Research Institute. Other, net, also includes $77.9 million of income resulting from the reversal of a restructuring reserve established in 1995 for the anticipated 1999 closure of a manufacturing facility.

Interest paid was $467.3 million in 2001, $450.5 million in 2000 and $276.8 million in 1999.

15. Taxes on Income

A reconciliation between the Company's effective tax rate and the U.S. statutory rate is as follows:

	2001 Amount	Tax Rate		
		2001	2000	1999
U.S. statutory rate applied to pretax income	**$ 3,640.9**	**35.0%**	35.0%	35.0%
Differential arising from:				
Foreign earnings	**(526.9)**	**(5.1)**	(4.7)	(3.3)
Tax exemption for Puerto Rico operations	**(93.8)**	**(0.9)**	(1.1)	(1.5)
State taxes	**229.1**	**2.2**	1.7	1.8
Other	**(128.5)**	**(1.2)**	(.3)	(.3)
	$ 3,120.8	**30.0%**	30.6%	31.7%

The higher effective tax rate in 1999 versus 2000 and 2001 primarily reflects the nondeductibility of the goodwill write-off recorded in 1999 resulting from the AstraZeneca merger.

Domestic companies contributed approximately 52% in 2001, 54% in 2000 and 65% in 1999 to consolidated pretax income.

Taxes on income consisted of:

Years Ended December 31	2001	2000	1999
Current provision			
Federal	**$1,692.4**	$2,239.0	$2,674.9
Foreign	**635.7**	591.0	439.9
State	**326.8**	266.7	297.1
	2,654.9	3,096.7	3,411.9
Deferred provision			
Federal	**332.3**	(64.4)	(718.9)
Foreign	**57.9**	(34.9)	21.9
State	**75.7**	5.0	14.1
	465.9	(94.3)	(682.9)
	$3,120.8	$3,002.4	$2,729.0

Deferred income taxes at December 31 consisted of:

	2001		2000	
	Assets	Liabilities	Assets	Liabilities
Other intangibles	$ 133.0	$ 1,248.7	$ 158.1	$ 1,303.7
Inventory related	594.1	300.9	716.0	209.1
Accelerated depreciation	–	905.4	–	700.9
Advance payment	338.6	–	338.6	–
Equity investments	57.8	408.0	57.8	311.5
Pensions and OPEB	165.0	240.4	146.6	221.5
Compensation related	138.1	–	140.7	–
Environmental related	85.3	–	97.7	–
Other	1,256.0	509.0	1,146.8	507.0
Subtotal	2,767.9	3,612.4	2,802.3	3,253.7
Valuation allowance	(2.1)	–	(1.3)	–
Total deferred taxes	$ 2,765.8	$ 3,612.4	$ 2,801.0	$ 3,253.7
Net deferred tax liabilities		$ 846.6		$ 452.7
Recognized as:				
Prepaid expenses and taxes		$ (613.7)		$ (812.5)
Other assets		(65.2)		(9.8)
Income taxes payable		12.9		30.0
Deferred income taxes and noncurrent liabilities		1,512.6		1,245.0

Income taxes paid in 2001, 2000 and 1999 were $2.3 billion, $2.2 billion and $2.5 billion, respectively. The higher amount in 1999 primarily reflects taxes paid on two one-time payments from Astra. Stock option exercises reduced income taxes paid in 2001, 2000 and 1999 by $153.0 million, $537.5 million and $423.1 million, respectively.

At December 31, 2001, foreign earnings of $12.4 billion and domestic earnings of $880.9 million have been retained indefinitely by subsidiary companies for reinvestment. No provision is made for income taxes that would be payable upon the distribution of such earnings, and it is not practicable to determine the amount of the related unrecognized deferred income tax liability. These earnings include income from manufacturing operations in Ireland, which were tax-exempt through 1990 and are taxed at 10% thereafter. In addition, the Company has domestic subsidiaries operating in Puerto Rico under a tax incentive grant that expires in 2008.

The Company's federal income tax returns have been audited through 1992.

16. Earnings per Share

The weighted average common shares used in the computations of basic earnings per common share and earnings per common share assuming dilution (shares in millions) are as follows:

Years Ended December 31	2001	2000	1999
Average common shares outstanding	2,288.3	2,306.9	2,349.0
Common shares issuable[1]	34.0	46.3	55.6
Average common shares outstanding assuming dilution	2,322.3	2,353.2	2,404.6

[1] *Issuable primarily under stock option plans.*

17. Comprehensive Income

Upon the adoption of FAS 133 on January 1, 2001, the Company recorded a favorable cumulative effect of accounting change of $45.5 million in Other comprehensive income (loss). This amount represented the mark to fair value of purchased local currency put options maturing throughout 2001 which hedged anticipated foreign currency denominated sales over that same period. At December 31, 2001, $7.3 million of deferred gain is associated with options maturing in the next 12 months which hedge anticipated foreign currency denominated sales over that same period.

The components of Other comprehensive income (loss) are as follows:

	Pretax[1]	Tax	After Tax
Year Ended December 31, 2001			
Cumulative effect of accounting change	$ 76.9	$ (31.4)	$ 45.5
Net unrealized gain on derivatives	49.7	(20.3)	29.4
Net income realization	(114.3)	46.7	(67.6)
Derivatives	12.3	(5.0)	7.3
Net unrealized gain on investments	44.7	35.3	80.0
Net income realization	(73.7)	4.8	(68.9)
Investments	(29.0)	40.1	11.1
Minimum pension liability	(87.1)	48.5	(38.6)
	$ (103.8)	$ 83.6	$ (20.2)
Year Ended December 31, 2000			
Net unrealized gain on investments	$ .7	$ 28.5	$ 29.2
Net income realization	(1.4)	(3.5)	(4.9)
Investments	(.7)	25.0	24.3
Minimum pension liability	5.3	(6.9)	(1.6)
	$ 4.6	$ 18.1	$ 22.7
Year Ended December 31, 1999			
Net unrealized gain on investments	$ 91.0	$ (64.9)	$ 26.1
Net income realization	(6.7)	6.2	(.5)
Investments	84.3	(58.7)	25.6
Minimum pension liability	9.7	(5.9)	3.8
	$ 94.0	$ (64.6)	$ 29.4

[1] *Net of applicable minority interest.*

The components of Accumulated other comprehensive income are as follows:

December 31	2001	2000
Net unrealized gain on derivatives	$ 7.3	$ –
Net unrealized gain on investments	83.3	72.2
Minimum pension liability	(80.0)	(41.4)
	$ 10.6	$ 30.8

18. Segment Reporting

The Company's operations are principally managed on a products and services basis and are comprised of two reportable segments: Merck Pharmaceutical, which includes products marketed either directly or through joint ventures, and Merck-Medco. Merck Pharmaceutical products consist of therapeutic and preventive agents, sold by prescription, for the treatment of human disorders. Merck-Medco revenues are derived from the filling and management of prescriptions and health management programs. All Other includes non-reportable human and animal health segments. Revenues and profits for these segments are as follows:

	Merck Pharm-aceutical	Merck-Medco	All Other	Total
Year Ended December 31, 2001				
Segment revenues	**$19,731.5**	**$29,693.4**	**$1,265.9**	**$50,690.8**
Segment profits	**12,199.9**	**731.4**	**977.5**	**13,908.8**
Included in segment profits:				
Equity income (loss) from affiliates	**203.2**	**(3.0)**	**190.7**	**390.9**
Depreciation and amortization	**(165.6)**	**(141.6)**	**(5.2)**	**(312.4)**
Year Ended December 31, 2000				
Segment revenues	$18,577.3	$23,319.6	$1,211.6	$43,108.5
Segment profits	11,563.6	683.0	924.8	13,171.4
Included in segment profits:				
Equity income (loss) from affiliates	307.1	–	188.4	495.5
Depreciation and amortization	(140.1)	(107.1)	(4.5)	(251.7)
Year Ended December 31, 1999				
Segment revenues	$15,998.4	$18,109.0	$1,109.9	$35,217.3
Segment profits	10,238.5	578.3	819.8	11,636.6
Included in segment profits:				
Equity income (loss) from affiliates	312.0	–	169.4	481.4
Depreciation and amortization	(113.6)	(84.8)	(4.4)	(202.8)

Segment profits are comprised of segment revenues less certain elements of materials and production costs and operating expenses, including components of equity income (loss) from affiliates and depreciation and amortization expenses. The Company does not internally allocate the vast majority of indirect production costs, research and development expenses and general and administrative expenses, all predominantly related to the Merck pharmaceutical business, as well as the cost of financing these activities. Separate divisions maintain responsibility for monitoring and managing these costs, including depreciation related to fixed assets utilized by these divisions and, therefore, they are not included in the marketing segment profits. The vast majority of goodwill and other intangibles amortization, predominantly related to the Merck-Medco business, as well as the cost of financing capital employed, also are not allocated internally and, therefore, are not included in the marketing segment profits.

A reconciliation of total segment revenues to consolidated sales is as follows:

Years Ended December 31	**2001**	2000	1999
Segment revenues	**$50,690.8**	$43,108.5	$35,217.3
Other revenues	**349.6**	434.0	373.4
Adjustments	**(3,324.7)**	(3,179.3)	(2,876.7)
	$47,715.7	$40,363.2	$32,714.0

Other revenues are primarily comprised of miscellaneous corporate revenues, sales related to divested products or businesses and other supply sales. Adjustments represent the elimination of receipts reported as revenues in the internal management system which are not reportable as revenues under GAAP.

Consolidated sales included $39.9 billion, $33.0 billion and $25.7 billion of revenues derived from the United States and $7.8 billion, $7.4 billion and $7.0 billion of revenues derived from foreign operations in 2001, 2000 and 1999, respectively.

A reconciliation of total segment profits to consolidated income before taxes is as follows:

Years Ended December 31	**2001**	2000	1999
Segment profits	**$13,908.8**	$13,171.4	$11,636.6
Other profits	**267.7**	339.1	218.9
Adjustments	**395.3**	545.5	252.1
Unallocated:			
Interest income	**490.1**	470.6	364.7
Interest expense	**(464.7)**	(484.4)	(316.9)
Equity income (loss) from affiliates	**295.0**	269.4	280.6
Depreciation and amortization	**(1,151.4)**	(1,025.6)	(942.0)
Research and development	**(2,456.4)**	(2,343.8)	(2,068.3)
Other expenses, net	**(881.8)**	(1,118.1)	(806.2)
	$10,402.6	$ 9,824.1	$ 8,619.5

Other profits are primarily comprised of miscellaneous corporate profits as well as operating profits related to divested products or businesses and other supply sales. Adjustments represent the elimination of the effect of double counting certain items of income and expense. Equity income (loss) from affiliates includes taxes paid at the joint venture level and a portion of equity income that is not reported in segment profits. Other expenses, net, include expenses from corporate and manufacturing cost centers and other miscellaneous income (expense), net.

Net property, plant and equipment included $9.9 billion, $8.8 billion and $7.4 billion of assets located in the United States and $3.2 billion, $2.7 billion and $2.3 billion of assets located outside the United States in 2001, 2000 and 1999, respectively. The Company does not disaggregate assets on a products and services basis for internal management reporting and, therefore, such information is not presented.

In January 2002, the Company announced plans to establish Merck-Medco as a separate, publicly-traded company. The Company plans an initial public offering of a portion of the new company by mid-2002, subject to market conditions. Alternatives for the distribution of the remaining shares in the new company are under evaluation. The full separation of Merck-Medco should be completed within 12 months of the initial public offering, subject to receipt of an Internal Revenue Service ruling that such an event would be tax-free to shareholders and to other customary conditions.

Management's Report

Primary responsibility for the integrity and objectivity of the Company's financial statements rests with management. The financial statements report on management's stewardship of Company assets. These statements are prepared in conformity with generally accepted accounting principles and, accordingly, include amounts that are based on management's best estimates and judgments. Nonfinancial information included in the Annual Report has also been prepared by management and is consistent with the financial statements.

To assure that financial information is reliable and assets are safeguarded, management maintains an effective system of internal controls and procedures, important elements of which include: careful selection, training and development of operating and financial managers; an organization that provides appropriate division of responsibility, and communications aimed at assuring that Company policies and procedures are understood throughout the organization. In establishing internal controls, management weighs the costs of such systems against the benefits it believes such systems will provide. A staff of internal auditors regularly monitors the adequacy and application of internal controls on a worldwide basis.

To insure that personnel continue to understand the system of internal controls and procedures, and policies concerning good and prudent business practices, the Company periodically conducts the Management's Stewardship Program for key management and financial personnel. This program reinforces the importance and understanding of internal controls by reviewing key corporate policies, procedures and systems. In addition, an ethical business practices program has been implemented to reinforce the Company's long-standing commitment to high ethical standards in the conduct of its business.

The independent public accountants have audited the Company's consolidated financial statements as described in their report. Although their audits were not designed for the purpose of forming an opinion on internal controls, the Company's accounting systems, procedures and internal controls were subject to testing and other auditing procedures sufficient to enable the independent public accountants to render their opinion on the Company's financial statements.

The recommendations of the internal auditors and independent public accountants are reviewed by management. Control procedures have been implemented or revised as appropriate to respond to these recommendations. No material control weaknesses have been brought to the attention of management. In management's opinion, for the year ended December 31, 2001, the internal control system was strong and accomplished the objectives discussed herein.





Raymond V. Gilmartin
Chairman, President and Chief Executive Officer

Judy C. Lewent
Executive Vice President and Chief Financial Officer

Report of Independent Public Accountants

To the Stockholders and
Board of Directors of Merck & Co., Inc.:

We have audited the accompanying consolidated balance sheet of Merck & Co., Inc. (a New Jersey corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, retained earnings, comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merck & Co., Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.



ARTHUR ANDERSEN LLP

New York, New York
January 22, 2002

Audit Committee's Report

The Audit Committee of the Board of Directors, comprised of four outside directors, held three meetings during 2001.

The Audit Committee met with the independent public accountants, management and internal auditors to assure that all were carrying out their respective responsibilities. The Committee reviewed the performance and fees of the independent public accountants prior to recommending their appointment, and met with them to discuss the scope and results of their audit work, including the adequacy of internal controls and the quality of financial reporting. The Committee discussed with the independent public accountants their judgments regarding the quality and acceptability of the Company's accounting principles, the clarity of its disclosures and the degree of aggressiveness or conservatism of its accounting principles and underlying estimates. The Committee discussed with and received a letter from the independent public accountants confirming their independence. Both the independent public accountants and the internal auditors had full access to the Committee, including regular meetings without management present. Additionally, the Committee reviewed and discussed the audited financial statements with management and recommended to the Board of Directors that these financial statements be included in the Company's Form 10-K filing with the Securities and Exchange Commission.

Heidi G. Miller
Chairperson

William B. Harrison, Jr.
Thomas E. Shenk
Samuel O. Thier

Compensation and Benefits Committee's Report

The Compensation and Benefits Committee, comprised of four outside directors, held three meetings during 2001.

The Compensation and Benefits Committee's major responsibilities include providing for senior management succession and overseeing the Company's compensation and benefit programs. The Committee seeks to provide rewards which are highly leveraged to performance and clearly linked to Company and individual results. The objective is to ensure that compensation and benefits are at levels which enable Merck to attract and retain high-quality employees. The Committee views stock ownership as a vehicle to align the interests of employees with those of the stockholders. A long-term focus is essential for success in the pharmaceutical industry and is encouraged by making a high proportion of executive officer compensation dependent on long-term performance and on enhancing stockholder value.

Lawrence A. Bossidy
Chairperson

William G. Bowen
Johnnetta B. Cole
William N. Kelley

Selected Financial Data[1]

Merck & Co., Inc. and Subsidiaries

($ in millions except per share amounts)	**2001**	2000	1999	1998	1997	1996	1995	1994	1993	1992[2]	1991
Results for Year:											
Sales	**$47,715.7**	$40,363.2	$32,714.0	$26,898.2	$23,636.9	$19,828.7	$16,681.1	$14,969.8	$10,498.2	$ 9,662.5	$8,602.7
Materials and production costs	**28,976.5**	22,443.5	17,534.2	13,925.4	11,790.3	9,319.2	7,456.3	5,962.7	2,497.6	2,096.1	1,934.9
Marketing and administrative expenses	**6,224.4**	6,167.7	5,199.9	4,511.4	4,299.2	3,841.3	3,297.8	3,177.5	2,913.9	2,963.3	2,570.3
Research and development expenses	**2,456.4**	2,343.8	2,068.3	1,821.1	1,683.7	1,487.3	1,331.4	1,230.6	1,172.8	1,111.6	987.8
Acquired research	**–**	–	–	1,039.5	–	–	–	–	–	–	–
Equity (income) loss from affiliates	**(685.9)**	(764.9)	(762.0)	(884.3)	(727.9)	(600.7)	(346.3)	(56.6)	26.1	(25.8)	21.1
Gains on sales of businesses	**–**	–	–	(2,147.7)	(213.4)	–	(682.9)	–	–	–	–
Restructuring charge	**–**	–	–	–	–	–	–	–	775.0	–	–
Other (income) expense, net	**341.7**	349.0	54.1	499.7	342.7	240.8	827.6	240.4	10.1	(46.3)	(78.1)
Income before taxes	**10,402.6**	9,824.1	8,619.5	8,133.1	6,462.3	5,540.8	4,797.2	4,415.2	3,102.7	3,563.6	3,166.7
Taxes on income	**3,120.8**	3,002.4	2,729.0	2,884.9	1,848.2	1,659.5	1,462.0	1,418.2	936.5	1,117.0	1,045.0
Net income	**7,281.8**	6,821.7	5,890.5	5,248.2	4,614.1	3,881.3	3,335.2	2,997.0	2,166.2	2,446.6	2,121.7
Basic earnings per common share	**$3.18**	$2.96	$2.51	$2.21	$1.92	$1.60	$1.35	$1.19	$.94	$1.06	$.91
Earnings per common share assuming dilution	**$3.14**	$2.90	$2.45	$2.15	$1.87	$1.56	$1.32	$1.17	$.93	$1.05	$.91
Dividends declared	**3,156.1**	2,905.7	2,629.3	2,353.0	2,094.8	1,793.4	1,578.0	1,463.1	1,239.0	1,106.9	920.3
Dividends paid per common share	**$1.37**	$1.21	$1.10	$.95	$.85	$.71	$.62	$.57	$.52	$.46	$.39
Capital expenditures	**2,724.7**	2,727.8	2,560.5	1,973.4	1,448.8	1,196.7	1,005.5	1,009.3	1,012.7	1,066.6	1,041.5
Depreciation	**1,080.4**	905.5	771.2	700.0	602.4	521.7	463.3	475.6	348.4	290.3	242.7
Year-End Position:											
Working capital	**$ 1,417.4**	$ 3,643.8	$ 2,500.4	$ 4,159.7	$ 2,644.4	$ 2,897.4	$ 3,870.2	$ 2,291.4	$ 541.6	$ 1,241.1	$1,496.5
Property, plant and equipment (net)	**13,103.4**	11,482.1	9,676.7	7,843.8	6,609.4	5,926.7	5,269.1	5,296.3	4,894.6	4,271.1	3,504.5
Total assets	**44,006.7**	40,154.9	35,933.7	31,853.4	25,735.9	24,266.9	23,831.8	21,856.6	19,927.5	11,086.0	9,498.5
Long-term debt	**4,798.6**	3,600.7	3,143.9	3,220.8	1,346.5	1,155.9	1,372.8	1,145.9	1,120.8	495.7	493.7
Stockholders' equity	**16,050.1**	14,832.4	13,241.6	12,801.8	12,594.6	11,964.0	11,735.7	11,139.0	10,021.7	5,002.9	4,916.2
Financial Ratios:											
Net income as a % of:											
Sales	**15.3%**	16.9%	18.0%	19.5%	19.5%	19.6%	20.0%	20.0%	20.6%	25.3%	24.7%
Average total assets	**17.3%**	17.9%	17.4%	18.2%	18.5%	16.1%	14.6%	14.3%	14.0%	24.1%	24.2%
Year-End Statistics:											
Average common shares outstanding (millions)	**2,288.3**	2,306.9	2,349.0	2,378.8	2,409.0	2,427.2	2,472.3	2,514.3	2,313.0	2,307.0	2,319.8
Average common shares outstanding assuming dilution (millions)	**2,322.3**	2,353.2	2,404.6	2,441.1	2,469.5	2,489.6	2,527.3	2,557.7	2,332.0	2,330.6	2,343.3
Number of stockholders of record	**256,200**	265,700	280,500	269,600	263,900	247,300	243,000	244,700	231,300	161,200	91,100
Number of employees	**78,100**	69,300	62,300	57,300	53,800	49,100	45,200	47,500	47,100[3]	38,400	37,700

[1] *Amounts after 1992 include the impact of the Medco acquisition on November 18, 1993.*
[2] *Results of operations for 1992 exclude the cumulative effect of accounting changes.*
[3] *Increase in 1993 is due to the inclusion of 10,300 Merck-Medco employees.*

Management Committee



Left to right,
Paul R. Bell, 56, president, Human Health – Asia Pacific since 1997.
Judy C. Lewent, 53, executive vice president since 2001 and chief financial officer since 1990.
David W. Anstice, 53, president, Human Health – The Americas since 1997.
Kenneth C. Frazier, 47, senior vice president and general counsel since 1999.
Richard T. Clark, 56, president, Merck-Medco Managed Care, L.L.C., since 2000.
Raymond V. Gilmartin, 61, chairman, president and chief executive officer since 1994.
Edward M. Scolnick, M.D., 61, executive vice president, science and technology, and president, Merck Research Laboratories since 1993.
Bernard J. Kelley, 60, president, Merck Manufacturing Division since 1993.
Wendy L. Yarno, 47, senior vice president, Human Resources since 1999.
Per Wold-Olsen, 54, president, Human Health – Europe, Middle East and Africa since 1997.
Bradley T. Sheares, Ph.D., 45, president, U.S. Human Health since 2001.
Adel Mahmoud, M.D., Ph.D., 60, president, Merck Vaccines since 1999.

www.anrpt2001.com/9.htm#1
More

Board of Directors



Left to right,
William G. Bowen, Ph.D., 68, president of The Andrew W. Mellon Foundation.
Heidi G. Miller, Ph.D., 48, vice chairman of Marsh Inc.
Samuel O. Thier, M.D., 64, president, chief executive officer and a director of Partners HealthCare System, Inc.
Edward M. Scolnick, M.D., 61, executive vice president, science and technology, and president, Merck Research Laboratories.
Anne M. Tatlock, 62, chairman and chief executive officer of Fiduciary Trust Company International and vice-chairman of Franklin Resources, Inc.
Raymond V. Gilmartin, 61, chairman, president and chief executive officer of Merck since 1994.
Johnnetta B. Cole, Ph.D., 65, retired Presidential Distinguished Professor, Emory University.
Lawrence A. Bossidy, 67, chairman of Honeywell International Inc.
Niall FitzGerald, 56, chairman of Unilever PLC and vice chairman of Unilever NV.
Thomas E. Shenk, Ph.D., 55, Elkins professor and chairman of the department of molecular biology at Princeton University.
William B. Harrison, Jr., 58, chairman and chief executive officer of J.P. Morgan Chase & Co.
William N. Kelley, M.D., 62, professor of medicine, biochemistry and biophysics, University of Pennsylvania School of Medicine.

www.anrpt2001.com/10.htm#1
More

Corporate Information

Annual Meeting
The Annual Meeting of Stockholders will be held at 2 p.m. on Tuesday, April 23, 2002, at the Edward Nash Theatre at Raritan Valley Community College, Route 28 and Lamington Road, North Branch, N.J.

Stock Trading Information
Merck stock is listed on the New York Stock Exchange (ticker symbol: MRK), the Philadelphia Stock Exchange, and the Paris Stock Exchange.

For
- Direct purchase of Merck stock
- Dividend reinvestment program
- Address change/lost dividends

contact:
Merck Shareholder Services
WS3AB-40
Merck & Co., Inc.
One Merck Drive, Box 100
Whitehouse Station, N.J.
08889-0100
(800)613-2104

For ownership changes or lost stock certificates contact:
Merck Shareowner Services
Wells Fargo Bank Minnesota, N.A.
161 N. Concord Exchange
South St. Paul, Minn.
55075-1139
(800)522-9114

For Information
- **Merck's 2001 Form 10-K Annual Report, as filed with the Securities and Exchange Commission**
- Report on Diversity at Merck (available at www.merck.com)
- Printout of Annual Report Web pages

contact:
Public Affairs
(908)423-6040

To access Merck news, 24/7
(800)CALL-MRK

For Investor Relations (securities analysts and investor professionals with business-related questions), contact:
(908)423-5881

For Media Relations, contact:
(908)423-6308

Merck's home page is at www.merck.com (this Web address is provided for convenience only and materials therein are not incorporated by reference).

Printed in the United States of America on recycled paper.

Merck's Commitment to Caring

Helping to stem the tide: Tuelo Mphele signs a memorial quilt during a candle service in Botswana to remember those who have died from HIV/AIDS. Botswana hopes it will become the first sub-Saharan nation to offer AIDS treatment to all infected citizens – almost 40 percent of the adult population. Ms. Mphele will help lead that effort on behalf of the Ministry of Health.

Africa is often seen as a continent ravaged by war and unrest – but AIDS currently kills as many as 10 times the number of people in Africa than all the wars combined. Researchers speculate that Asia may be on the brink of a similar, or far worse, epidemic if effective and targeted measures are not quickly implemented.

Merck is building public and private partnerships to try to stem the tide of the global HIV/AIDS epidemic. One major HIV/AIDS initiative in which Merck has taken a leadership role is in the formation of the African Comprehensive HIV/AIDS Partnership (ACHAP), a collaboration among the Republic of Botswana, the Bill & Melinda Gates Foundation, Merck and The Merck Company Foundation.

Under this country-led partnership, the Bill & Melinda Gates Foundation and The Merck Company Foundation are each contributing $50 million to help Botswana act on the HIV/AIDS education, prevention and treatment initiatives that the Republic of Botswana believes are most appropriate for its citizens. Merck is also donating its HIV/AIDS medicines as part of this program.

Much progress has been made to help the people of Botswana since ACHAP's formation in July 2000. The partnership is supporting a range of programs in Botswana to help strengthen the national response to HIV/AIDS across the entire spectrum of education, prevention, care and treatment.

These include projects to: establish training programs on HIV/AIDS care for physicians, nurses and pharmacists; build coping centers for people living with HIV/AIDS; provide counseling services to support HIV testing; educate students on HIV; and upgrade clinical laboratories.

The ACHAP is just one way in which Merck works with public and private partners to enhance the quality of life for people around the world. www.anrpt2001.com/11.htm#1

More


MERCK

Merck & Co., Inc. One Merck Drive P.O. Box 100 Whitehouse Station, N.J. 08889-0100 USA (908)423-1000